UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
AVANADE INC.
(Exact name of registrant as specified in its charter)

Washington	91-2032865
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
2211 Elliott Avenue, Suite 200
Seattle, Washington 98121
(Address of principal executive offices and zip code)
(206) 239-5600
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:
None
Securities to be registered pursuant to Section 12(g) of the Act:
Common stock, par value of $0.0001 per share
(Title of class)

     In this registration statement on Form 10, we use the terms “Avanade,” the “Company,” “we,” “our,” and “us” to refer to Avanade Inc. and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on September 30. For example, a reference to “fiscal 2005” or “fiscal year 2005” means the 12-month period that ended on September 30, 2005. All references to quarters, unless otherwise noted, refer to the quarters of our fiscal year. All dollars are in thousands unless otherwise indicated. For example, a reference to “$40,800” means $40.8 million.
Disclosure Regarding Forward Looking Statements
      This registration statement on Form 10 may include forward-looking statements that reflect our current views with respect to future events and financial performance. Without limitation, statements containing the words “anticipate,” “believe,” “may,” “should,” “will,” and similar expressions constitute “forward-looking statements.” Persons should not place undue reliance on these forward-looking statements. The forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause our actual results to differ materially from our historical results or anticipated results. If any of the matters included in the following risks and uncertainties were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. The following discussion should be read in conjunction with our financial statements and the related notes.
      In addition, the risks and uncertainties described in this registration statement are not the only ones facing our Company. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business and operations. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
Available Information
      Our website address is www.avanade.com. Through this website, our filings with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, will be accessible (free of charge) as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.
      You also may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1.	BUSINESS
      Avanade Inc. is a leading global technology consulting company that specializes in delivering services and solutions using Microsoft enterprise technology. As of September 30, 2005, we had more than 2,600 employees in 21 countries delivering services to our customers and an additional 1,100 contracted professionals as part of the global delivery network we use to provide our solutions and capabilities. We work with businesses of all sizes across many industry sectors, including financial services, manufacturing, and technology, as well as government agencies. See Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenues by Segment/ Geographic Business Area” below for additional detail regarding the geographic distribution of our revenues.
      Avanade was originally incorporated under the laws of the State of Delaware on February 9, 2000, and reincorporated in the State of Washington on December 28, 2002. Our corporate headquarters is located at 2211 Elliott Avenue, Suite 200, Seattle, Washington 98121. Avanade was formed in 2000 as a joint venture between a subsidiary of Accenture Ltd, a Bermuda corporation (together with its subsidiaries, “Accenture”), and Microsoft Corporation, a Washington corporation (“Microsoft”). On December 31, 2001, Avanade became a consolidated subsidiary of Accenture as a result of Accenture increasing its ownership interest in Avanade. Microsoft is our other institutional owner. See Item 4, “Security Ownership of Certain Beneficial Owners and Management.”

      Avanade consultants help customers maximize their information technology investments and create comprehensive solutions that drive business results. Avanade utilizes Microsoft technologies in the creation and integration of systems that allow employees to collaborate while more effectively utilizing the information in those systems. Avanade invests in the development of capabilities and intellectual property, which are used to speed deployment for the customers and maximize their return on investment.
      Avanade solutions help customers consolidate their infrastructure, build and integrate applications cost-effectively, and drive better information out of existing systems. Each solution includes a mix of assets, intellectual property, and best practices that we developed on previous deployments. Ultimately, these solutions help customers cut costs and improve business results by accelerating deployment, minimizing risk, and reducing delivery cost.

Solutions
      Avanade delivers solutions in three main market arenas. We combine deeply skilled people and reusable solutions that are delivered to customers.

•	Our largest area of business is driven by our customers’ demand for assistance with application development and integration based on the Microsoft .NET platform. Avanade uses the Microsoft .NET technology, in a cost-effective manner, to design, develop, deploy, integrate, manage, and maintain applications and Web services. This includes envisioning, developing, deploying, integrating, and maintaining applications and technology-based systems built using the Microsoft .NET platform.

•	Another significant business area is referred to as “technology infrastructure.” Avanade helps customers optimize their infrastructure investments by using the Microsoft platform to streamline operations and upgrade, stabilize, and secure their infrastructure systems. This includes the evaluation, upgrade, integration, and deployment of core elements of enterprise networking, messaging, security and operations based on Microsoft technology. Examples of solutions in this area include desktop deployment, enterprise messaging, and platform migrations.

•	A developing area of business is focused on packaged solutions for enterprise-level customers, including enterprise resource planning (“ERP”) and Microsoft Dynamics CRM. We have built a global practice in providing Microsoft Business Solutions-related services, including Microsoft Dynamics CRM and Microsoft Business Solutions — Axapta. In addition, we assist customers with optimizing the performance and integration of SAP systems, the development of mobile applications, and the development and deployment of business intelligence solutions, all deployed on the Microsoft platform within the enterprise environment.
      These are the skill-based spheres of our business through which we develop our knowledge capital and build world-class skills and capabilities in order to deliver services for our customers. The subject matter experts within these solution areas are intimately involved in the delivery of the full range of consulting and technology services we provide. Our consultants are highly skilled and technically specialized. To increase our position in the Microsoft-related consulting services market, we invest in strengthening our capability through ongoing training, certification, and professional skill development of our consultants.
      For substantially all of our work, we provide services on an engagement basis, with customers contracting for an Avanade team for a specific project, deliverable, or general staff augmentation. The length of the engagements varies, depending on customer needs and the complexity of the project.

Material Customers
      Both Accenture and Microsoft are material customers of Avanade. The loss of either relationship would have a material adverse effect on our business. Additional information on the relationship we have with each company is provided below in “Risks that Relate to Our Relationship with Accenture, Microsoft, and Their Related Entities.” For financial information relating to related party transactions with Accenture and Microsoft, see Note 11, “Related-Party Balances and Transactions,” in the Notes to Consolidated Financial Statements, Item 13.

Geographic Business Areas
      We serve customers worldwide from three geographic business areas: the Americas, Europe, and Asia-Pacific. Each of these business areas consists of a number of regions. A global service center in Seattle provides support for these business areas through training, knowledge management, engineering, solution development, legal, finance, human resources, information technology solutions, and other core services. Our geographic business areas are as follows:

Americas. As of September 30, 2005, we had approximately 1,300 employees working in our Americas area, which includes the United States and Canada. Our Americas area generated approximately 52%, 55%, and 58%, of our worldwide revenues before reimbursements for the fiscal years 2005, 2004, and 2003, respectively.

Europe. As of September 30, 2005, we had approximately 1,000 employees working in our European area, which includes the United Kingdom, France, Italy, Spain, the Netherlands, and Germany. Our European area generated approximately 42%, 38%, and 31% of our worldwide revenues before reimbursements for the fiscal years 2005, 2004, and 2003, respectively.

Asia Pacific. As of September 30, 2005, we had approximately 300 employees working in our Asia Pacific area, which includes Australia, Singapore, Thailand, and Malaysia. This area generated approximately 6%, 7%, and 11% of our worldwide revenues before reimbursements for the fiscal years 2005, 2004, and 2003, respectively.
      For financial reporting purposes, our geographic business areas are our reportable operating segments. For financial information relating to each geographic business area, see Note 9, “Reportable Segments,” in the Notes to Consolidated Financial Statements, Item 13. See also Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenues by Segment/ Geographic Business Area” for additional detail regarding the geographic distribution of our revenues.

Global Delivery Network
      We utilize a global delivery network that supports our offshore capabilities for our business. As of September 30, 2005, the services of our global delivery network are performed by over 1,100 individuals, all of whom are Accenture employees contracted to us on a long-term basis. These professionals are responsible for our global strategic delivery approach, which emphasizes quality, reduced risk, speed to market, and predictability. Our ultimate goal is to deliver price-competitive solutions and services that drive higher levels of performance for our customers.

Contracts
      The majority of our contracts are terminable by the client on short notice or without notice. Accordingly, we do not believe it is appropriate to characterize these contracts as backlog. Normally, if a client terminates a project, the client remains obligated to pay for commitments we have made to third parties in connection with the project, services performed and reimbursable expenses incurred by us through the date of termination.

Competition
      We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. Our customers typically retain us on a non-exclusive basis. In addition, a customer may choose to use its own resources rather than engage an outside firm for the types of services we provide. Our competitors include global information technology service firms offering a full range of consulting and outsourcing services, as well as consulting services firms, information technology services providers, and application service providers. These organizations may be global or local in nature, and may provide services using technology other than the Microsoft platform.

      We believe that the principal competitive factors in the markets in which we compete include:

•	technical and industry expertise;

•	skills and capabilities of people;

•	quality of service and product offerings;

•	perceived ability to add value;

•	reputation and client references;

•	price;

•	scope of services;

•	delivery approach, including an ability to deliver results on a timely basis; and

•	global reach and scale.

Intellectual Property
      Our success has resulted in part from our proprietary methodologies, software, reusable knowledge capital, and intellectual property rights. The services that we provide focus on the design and development of business solutions based on the Microsoft enterprise platform. We create value for our customers by leveraging Microsoft enterprise technology to develop and build technology infrastructures tailored to the individual needs of each of our customers and designed to help increase efficiency, growth, and profitability.

Research and Innovation
      We are committed to developing leading-edge solutions. We believe that both research and innovation have been major factors in our success and will help us continue to grow in the future. We use our investment in research to help create, commercialize, and disseminate innovative business strategies and technology. Our research and innovation program is designed to generate early insights into how knowledge can be harnessed to create innovative business solutions for our customers and to develop business strategies with significant value. We spent $3,083, $2,590, and $3,873, in fiscal 2003, fiscal 2004, and fiscal 2005, respectively, primarily through our engineering and solutions groups, to develop market-ready solutions for our customers. In addition, we regularly retain rights to the knowledge capital and assets we develop when performing services for our customers. This enables us to use the work created for the benefit of future customers.

Employees
      We believe our most important asset is our people. We are deeply committed to the development of our employees. Each professional receives extensive and focused technical and managerial skills development training appropriate to his or her career with us. We seek to reinforce our employees’ commitments to our customers, culture, and values through a comprehensive performance review system and a competitive career philosophy that rewards individual performance and teamwork. We strive to maintain a work environment that promotes our Microsoft technology expertise.
      As of September 30, 2005, we had more than 2,600 employees worldwide.
ITEM 1A.     RISK FACTORS
Risks that Relate to Our Financial Results and the Nature of Our Business

Our results of operations are materially affected by economic conditions, levels of business activity, and rates of change in the markets we serve.
      Uncertain global economic and political conditions continue to affect many of our customers’ businesses. In addition, our business tends to lag behind economic cycles and, consequently, the benefits of any economic recovery to our business may take longer to realize. Deterioration of global economic or political conditions could increase these effects.

There will not be a consistent pattern in our financial results from quarter to quarter, which may result in increased volatility of the value of our stock.
      Our quarterly revenue and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in the value of our stock. We are a professional services organization and a major portion of our revenue is based on the number of hours billed by our employees and their hourly billing rates. Companies like ours experience variations in profits during the year. There are many reasons for these variations, but they can generally be attributed to the fact that our business is dependent on the decisions and actions of our customers. For example, a customer could delay or cancel a project because that customer’s business is experiencing financial problems. When this happens, it could reduce, eliminate or delay our expected revenue, and we could lose the money that we have spent to obtain or staff the project. Also, the mix of customer projects, the personnel required, and their billing rates will affect results in our business in a meaningful way.

Our profitability will suffer if we are not able to maintain our prices and utilization/chargeability rates and control our costs.
      Our profit margin, and therefore our profitability, is largely a function of the rates we are able to charge for our services and the utilization rate, or chargeability, of our employees. Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our employees, we will not be able to sustain our profit margin and our profitability will suffer. The rates we are able to charge for our services are affected by a number of factors, including:

•	our customers’ perception of our ability to add value through our services;

•	introduction of new services or products by us or our competitors;

•	pricing policies of our competitors; and

•	general economic conditions in the geographic areas in which we operate.
      Our utilization/chargeability rates are also affected by a number of factors, including:

•	the results of our hiring cycles and holiday and summer vacations;

•	our ability to transition employees from completed projects to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriately balanced and sized workforce; and

•	our ability to manage attrition.
      Our profitability is also a function of our ability to control our costs and improve our efficiency. We may from time to time increase the number of our employees as we execute our strategy for growth, and we may not be able to manage a significantly larger and more diverse workforce, control our costs, or improve our efficiency.

Our profitability may decline due to financial and operational risks inherent in our worldwide operations.
      As of September 30, 2005, we had offices in 21 countries around the world. In fiscal 2005, approximately 52% of our revenues before reimbursements were attributable to our activities in the Americas, and 48% were attributable to our activities outside of the Americas. As a result, we are subject to a number of risks, including:

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	multiple and possibly overlapping and conflicting laws;

•	restrictions on the movement of cash;

•	the burdens of complying with a wide variety of national and local laws;

•	political instability;

•	currency exchange rate fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of certain technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

If we are unable to attract, retain, and motivate employees, we will not be able to compete effectively and will not be able to grow our business.
      Our success and ability to grow are dependent, in part, on our ability to hire, retain, and motivate sufficient numbers of talented people with the increasingly diverse skills needed to serve customers and grow our business. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important customer engagements and thus maintain or increase our revenues.

We may face damage to our professional reputation or legal liability if our customers are not satisfied with our services.
      As a professional services company, we depend on our relationships with our customers and our reputation for high-caliber professional services and integrity to attract and retain customers. As a result, if a customer is not satisfied with our services or solutions, including those of subcontractors we employ, it may be more damaging in our business than in other businesses. Negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts. Moreover, if we fail to meet our contractual obligations or fail to disclose our financial or other arrangements with our alliance partners, we could be subject to legal liability or loss of customer relationships. Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the solutions we develop, but these provisions may not protect us or may not be enforceable in all cases.

The technology consulting markets are highly competitive and we may not be able to compete effectively.
      The technology consulting markets in which we operate include a large number of participants and are highly competitive. Based on revenue and the number of consultants we have, we are smaller than some of our competitors. In particular, these larger competitors may have the ability to deploy a large number of professionals more quickly in response to an urgent customer need, thereby giving them a competitive advantage over us. Our primary competitors come from a variety of market segments, including other technology service providers, large consulting and other professional service firms, packaged software vendors, and service groups of computer equipment companies.
      Our ability to compete also depends in part on several factors beyond our control, including the ability of our competitors to hire, retain, and motivate skilled professionals, the price at which others offer comparable services and our competitors’ responsiveness to their customers. There is a significant risk that this severe competition will adversely affect our financial results in the future.

We may lose money if we do not accurately estimate the costs of large fixed price engagements.
      Approximately 10% of our engagements are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the engagement terms agreed to with our customers. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price or fixed-time contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Our contracts can be terminated by our customers with short notice, or our customers may cancel or delay projects.
      Our customers typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Most of our engagements are less than 12 months in duration. We estimate that the majority of our contracts can be terminated by our customers with short notice and without significant penalty. Additionally, large customer projects involve multiple engagements or stages, and there is a risk that a customer may choose not to retain us for additional stages of a project or that a customer will cancel or delay additional planned engagements. These terminations, cancellations, or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the customer or the economy generally. When contracts are terminated, cancelled, or delayed, we lose the associated revenue, and we may not be able to eliminate associated costs in a timely manner.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology.
      Our success depends, in part, on our ability to develop and implement Microsoft-based technology solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards, and customer preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace.

We currently have only a limited ability to protect our important intellectual property rights.
      Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. Existing laws of some countries in which we provide services or solutions may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights.
      Our business includes the development of customized software in connection with specific customer engagements. We sometimes assign to customers the copyright and other intellectual property rights in some aspects of the software and documentation developed for these customers. Although our contracts with our customers may provide that we also retain rights to our intellectual property, it is possible that customers will assert rights to, and seek to limit our use of, this intellectual property.
      There can be no assurance that the steps we take will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Our services may infringe upon the intellectual property rights of others.
      We cannot be sure that our services do not infringe on the intellectual property rights of others, and we may have infringement claims asserted against us. These claims may harm our reputation, cost us money and prevent us from offering some services. In some contracts, we have agreed to indemnify, and may in the future agree to indemnify, our customers for certain expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenue we receive from the customer. Any claims or litigation in this area may be costly and result in large awards against us and, whether we ultimately win or lose, could be time-consuming, may injure our reputation, may result in costly delays, or may require us to enter into royalty or licensing arrangements. If there is a successful claim of infringement, or if we fail to develop non-infringing technology or license the proprietary rights we require on a timely basis, our ability to use certain technologies, products, services, and brand names may be limited, and our business may be harmed.
Risks that Relate to Our Relationship with Accenture, Microsoft, and Their Related Entities

Loss of our significant corporate relationships could reduce our revenue and growth prospects.
      We are a majority-owned subsidiary of Accenture and a strategic partner of Microsoft. These relationships enable us to increase revenue by providing us additional access to customers and marketing exposure, expanding our sales coverage, increasing the training of our employees, and developing and co-branding offerings that respond to customer demand. The loss of either of these relationships would adversely affect our business by decreasing our revenue and growth prospects. Policy changes, including without limitation undertaking mergers, acquisitions, and other business combinations involving either of these entities, could result in changes in the degree to which they cooperate with us in business development.

Because we are controlled by Accenture, we have limited ability to set our own independent strategies, and our business strategy and direction may be dictated by Accenture’s overall business strategy.
      As of January 10, 2006, Accenture was the beneficial owner of approximately 93.1% of the outstanding shares of Avanade, which equals 61.9% of the outstanding shares of Avanade on a fully diluted basis. As such, and according to the terms of the Third Amended and Restated Contribution and Stockholders Agreement, dated as of February 14, 2005, Accenture is permitted to select up to four members of our board of directors (the “Board of Directors”). This enables Accenture, without the consent of the other stockholders, to:

•	control our management and policies; and

•	determine the outcome of most corporate transactions or other matters submitted to the Board of Directors for approval, including mergers or acquisitions less than $100,000.

We rely on Accenture for a primary source of our liquidity.
      Our primary sources of liquidity are cash flows from operations and a $25,000 line of credit with Accenture, which is used for short-term working capital purposes. This line of credit has no specific due date and Accenture is under no obligation to provide it. Accenture can terminate our ability to draw down on this line of credit at any time and without notice. Termination of this line of credit could restrict our ability to fund our cash needs.

We rely on Accenture for a significant portion of our revenue.
      For the year ended September 30, 2005, approximately 67% of our revenues before reimbursements came directly from Accenture, primarily from serving as a subcontractor to Accenture on its engagements with the end customer. In addition, we also benefit indirectly from Accenture lead generation and opportunity development. Our success and growth depends, in part, on continuing to benefit from that relationship. As a result, we are subject to a number of risks, including:

•	changes in economic conditions may decrease the demand from Accenture for our services;

•	there is no contractual obligation on behalf of Accenture to continue utilizing our services, and they may decrease or stop their use at any time without penalty;

•	certain internal Accenture practices are currently in place that encourage the use of our services, and these practices may be changed or modified; and

•	Avanade may be incurring lower sales and marketing costs due to its relationships with Accenture and Microsoft. In the absence of such relationship, sales and marketing could be higher.

Our global delivery network relies on Accenture.
      Our global delivery network capabilities rely on Accenture for the people and infrastructure to support our offshore work. As a result, we are subject to a number of risks, including:

•	the termination or material modification of this relationship at any time on short notice by Accenture; and

•	efforts to recruit and retain personnel may be compromised by the individuals not having a direct employment relationship with us.

Microsoft has certain minority rights, and may exercise those rights to protect its own interests.
      As of January 10, 2006, Microsoft was the beneficial owner of approximately 77.9% of the outstanding shares of Avanade, which equals 16.2% of the outstanding shares of Avanade on a fully diluted basis. According to the terms of the Third Amended and Restated Contribution, dated as of February 14, 2005, Microsoft has certain minority holder rights. This enables Microsoft, despite the consent of the other stockholders, to prevent:

•	the issuance of equity in the Company to certain competitors of Microsoft;

•	the acquisition or disposition of assets in excess of $100,000; and

•	certain business activities identified in the Third Amended and Restated Contribution and Stockholders Agreement, including limiting our ability to enter into a line of business not related to Microsoft technology.

We are committed to using Microsoft-related technologies.
      We are committed to using Microsoft-based technologies as the basis of our services. As a result, we are subject to a number of risks, including:

•	general acceptance of competitive products may put us at a competitive disadvantage to other consulting companies that are able to focus on such non-Microsoft-based technology;

•	our business is dependent, in part, upon continued growth in the use of Microsoft-based technology by our customers and prospective customers and this demand for Microsoft-based technologies may grow at a reduced rate or decrease, thus reducing the market for our services;

•	we may be subject to a perceived narrow focus that may limit our ability to attract new customers;

•	Microsoft may acquire or significantly grow its own consulting capacity that directly competes with us; and

•	we have access to certain Microsoft assets and information and loss of that access could result in a negative impact to our business.

Risks that Relate to Our Employee Put Options

All stock issued pursuant to awards granted under our stock option plans is subject to certain put rights.
      All stock issued pursuant to awards granted under our stock option plans is subject to certain put rights of the holder that compel the purchase of the stock by the Company at the fair market value. We do not currently have any historical information to use as a basis to estimate the probable impact of these put rights on our liquidity. The current redemption value of common stock issued pursuant to awards granted under our stock option plans and the current intrinsic value of options that contain put rights for shares obtained pursuant to option exercises, which are recorded as temporary equity as services are rendered, is approximately $75,380. The simultaneous exercise of these put rights could have a significant material adverse effect on our liquidity.

ITEM 2.	FINANCIAL INFORMATION
Selected Financial Data
      The data for fiscal 2005, fiscal 2004, and fiscal 2003, are derived from the Consolidated Financial Statements and related notes which are included elsewhere in this report. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes included elsewhere in this report.

	Year Ended September 30,

	2001	2002	2003	2004	2005

	(In thousands of U.S. dollars)
Income Statement Data:
Revenues before reimbursements
Related parties	$43,694	$70,873	$106,528	$186,265	$287,037
Other	20,975	50,289	65,983	91,336	100,277

	64,669	121,162	172,511	277,601	387,314

Reimbursements
Related parties	5,570	8,312	8,135	12,383	18,064
Other	1,718	4,454	8,173	9,100	16,933

	7,288	12,766	16,308	21,483	34,997

Revenues	71,957	133,928	188,819	299,084	422,311

Operating expenses	208,816	183,807	190,043	273,912	375,349

Income (loss) from continuing operations	(131,352)	(48,908)	(1,680)	16,538	31,272
Income (loss) from discontinued operations including tax expense of $0, $1, $70, $33, and $2, respectively	(3,386)	(2,417)	(1,134)	(2,085)	140

Net income (loss)	$(134,738)	$(51,325)	$(2,814)	$14,453	$31,412

Balance Sheet Data:
Cash and cash equivalents	$60,256	$24,971	$12,998	$18,630	$55,256
Working capital	56,554	26,236	30,186	43,758	79,253
Total assets	129,952	77,884	93,297	137,470	180,554
Long-term debt, net of current portion	—	—	9,938	—	—
Redeemable common stock and employee stock options	2,213	8,645	15,457	43,974	75,380
Stockholders’ equity	93,327	38,398	31,251	21,215	29,655

Management’s Discussion and Analysis of Financial Condition and Results of Operations
      In this registration statement on Form 10, we use the terms “Avanade,” the “Company,” “we,” “our,” and “us” to refer to Avanade Inc. and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on September 30. For example, a reference to “fiscal 2005” or “fiscal year 2005” means the 12-month period that ended on September 30, 2005. All references to quarters, unless otherwise noted, refer to the quarters of our fiscal year. All dollars are in thousands unless otherwise indicated. For example, a reference to “$40,800” means $40.8 million.
Overview
      Avanade is a global technology consulting company that specializes in delivering services and solutions using Microsoft enterprise technology. We work with businesses of all sizes across many industry sectors, including financial services, manufacturing, and technology, as well as government agencies. Our solutions are designed to help our customers generate revenue, reduce costs, and improve access to the information necessary to operate their businesses.
      Our revenue is driven by our ability to continuously generate new opportunities, by the prices we obtain for our services, and by the size and utilization of our professional workforce. Our ability to add value to customers and therefore drive revenues depends in part on our ability to deliver innovative solutions and to deploy skilled individuals or teams of professionals quickly. Our revenue includes all amounts that are billed or billable to customers, including out-of-pocket costs such as travel and subsistence for consulting staff, subcontractors’ costs, and costs of hardware and software.
      Our results of operations are also affected by the economic conditions, levels of business activity, and rates of change in the industries we serve. Our business is also driven, in part, by the pace of technological change and the type and level of technology spending of our customers, particularly as it relates to Microsoft enterprise technology. Finally, our ability to increase revenue is impacted in part by changing conditions and delivery approaches and trends within the technology services industry.
      We derive a significant portion of our revenues from engagements with Accenture and Microsoft. Revenues from Accenture are primarily from serving as a subcontractor to Accenture on its engagements with the end customer. Revenues from Microsoft are also from serving as a subcontractor to Microsoft on its engagements with the end customer, but we also receive a significant number of referrals directly from Microsoft that result in Avanade having a direct relationship with the end customer.
      As a global company, our revenues are earned in multiple currencies and may be significantly affected by currency exchange-rate fluctuations. During fiscal 2005, the strengthening of various currencies versus the U.S. dollar has resulted in favorable currency translation and increased our reported revenues, operating expenses, and operating income. In the fourth quarter of fiscal 2005, the U.S. dollar began to strengthen against other currencies resulting in less favorable currency translations and lower reported U.S. dollar revenues, operating expenses and operating income. If the U.S. dollar retains its strength in fiscal 2006, our U.S. dollar revenue growth may be lower than our growth in local currency terms.
      We are experiencing ongoing pricing pressures from competitors as well as from customers facing pressure to control costs. Consolidation and vertical integration among our competitors continues, which affects our revenues and operating margins. In addition, the growing use of offshore resources to provide lower-cost service delivery capabilities within our industry is a source of pressure on our revenues and operating margins.
      The primary categories of operating expenses include cost of services and selling, general and administrative costs. Cost of services is primarily driven by the cost of consulting personnel, which consists mainly of compensation, subcontractor, and other personnel costs, including training, travel, communication, and technology support costs. Cost of services as a percentage of revenues is driven by the prices we obtain for our services and the chargeability, or utilization, of our personnel. Utilization represents the percentage of our professionals’ time spent on billable work. Selling expense is driven primarily by personnel costs and business-development activities. General and administrative costs primarily include costs for non-customer-facing personnel, information systems, office space and professional fees, which we seek to manage at levels consistent with changes in activity levels in our business. Operating expenses also include restructuring and asset impairment costs (benefits) incurred related to our global consolidation of office space.
      During fiscal 2004, and fiscal 2003, we approved and implemented restructuring plans in order to eliminate leased facilities that are no longer required in current operations. Major actions involved the abandonment of certain assets and the exiting of certain facilities, primarily located in the United States, Brazil, and Australia. These actions realigned the business based on current and near-term growth rates. See also Note 3, “Restructuring Costs,” in the Notes to Consolidated Financial Statements, Item 13.
      During fiscal 2004, we ceased our operations in North Asia as a result of our decision to focus our Asia Pacific capital and resources on developing our business in Southeast Asia and Australia. By the end of fiscal 2004, all North Asia employees were terminated and all assets were sold or abandoned. See also Note 8, “Discontinued Operations,” in the Notes to Consolidated Financial Statements, Item 13.
Critical Accounting Policies and Estimates
      The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses. Our estimates, judgments, and assumptions are continually evaluated based on available information and experience. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates. Certain of our accounting policies require higher degrees of judgment than others in their application. These include certain aspects of accounting for revenue recognition, income taxes, stock-based compensation, and common stock and employee put options.

Revenue Recognition
      Revenues from contracts for services are recognized on the percentage-of-completion method in accordance with American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. This method is followed where reasonably dependable estimates of revenues and costs applicable to various elements of a contract can be made. Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the period in which they are first identified. Estimated revenues for applying the percentage-of-completion method include estimated incentives for which achievement of defined goals is deemed probable.
      In limited instances when we sell software and/or hardware in conjunction with services, revenues are allocated based on the fair value of the elements in accordance with Emerging Issues Task Force Abstracts Issue (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Revenues recognized in excess of billings are recorded as unbilled services. If the fair value of the undelivered element(s) within a multiple elements contract cannot be determined, revenue is deferred. Multiple element contracts are an immaterial portion of our revenues.
      Customer prepayments (even if nonrefundable) are deferred (i.e., classified as a liability) and recognized over future periods as services are delivered or performed.
      Our revenues are affected by the number of work days in the quarter, which in turn is affected by the level of vacation days and holidays. Consequently, we typically have approximately five to ten percent more work days in our second and third quarters than in our first and fourth quarters.

      Reimbursements, including those relating to travel and out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resale, are included in revenues, and an equivalent amount of reimbursable expenses is included in cost of services.

Income Taxes
      Determining the consolidated provision for income tax expense, income tax liabilities, and deferred tax assets and liabilities involves judgment. As a global company, we calculate and provide for income taxes in each of the tax jurisdictions in which we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. Changes in the geographic mix or estimated level of annual income before taxes can affect the overall effective tax rate.
      We apply an estimated annual effective tax rate to our quarterly operating results to determine the provision for income tax expense. In the event there is a significant unusual or infrequent item recognized in our quarterly operating results, the tax attributable to that item is recorded in the interim period in which it occurs. Our effective tax rate for fiscal 2005 was 28.2% compared to 31.7% for fiscal 2004.
      Deferred tax assets, primarily net operating loss carryforwards and liabilities, are measured using enacted tax rates expected to apply to taxable income in the years in which carryforwards and temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against net deferred tax assets if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
      No taxes have been provided on undistributed foreign earnings that are planned to be indefinitely reinvested. If future events, including material changes in estimates of cash, working capital, and long-term investment requirements necessitate that these earnings be distributed, an additional provision for withholding taxes may apply, which could materially affect our future effective tax rate.
      As a matter of course, we are subject to regular audits by various taxing authorities. Such audits can result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. We record liabilities when, despite our belief that our tax return positions are appropriate and supportable under local tax law, we believe certain positions are likely to be challenged and we may not succeed in realizing the tax benefit. We evaluate these liabilities each quarter and adjust the liabilities and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the progress of a tax audit or the expiration of a statute of limitations. We believe our tax positions comply with applicable tax law and that we have adequately provided for any known tax contingencies.

Stock-Based Compensation
      Avanade has two stock option plans that provide for the grant of shares of common stock in the form of options or equity-related awards. Under the terms of the plans, our Board of Directors is required to determine the fair market value of the common stock semi-annually. Determining the fair market value involves judgment. In the course of determining fair market value, we rely upon prospective financial and other information from various public, financial and industry sources. Avanade utilizes independent, third-party business valuation professionals to determine the estimated fair market value of the total equity of the Company. The total equity consists of 100% of the stockholder’s equity, including both the preferred and common stock.
      We have elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and apply Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our stock option plans. Accordingly, employee stock-based compensation is recognized based on the intrinsic value of the stock option on the date of grant. We have not granted equity instruments in exchange for goods or services to non-employees. Beginning October 1, 2005, we are required to record compensation expense for our employee stock options based on the grant date fair value of the stock option as a result of a revision to SFAS No. 123 issued in December 2004. See below under “Newly Issued Accounting Standards” for a discussion of the impact of the adoption of this accounting standard.

Common Stock and Employee Put Options
      All stock issued pursuant to awards granted under our stock option plans is subject to certain put rights of the holder that compel the purchase of the stock by Avanade at the fair market value. We do not currently have any historical information to use as a basis to estimate the probable impact of these put rights on our liquidity. The current redemption value of vested common stock issued pursuant to awards granted under our stock option plans and the current intrinsic value of vested options that contain put rights for shares obtained pursuant to option exercises are included in Redeemable Common Stock and Employee Stock Options on our balance sheets. See also Note 5, “Redeemable Common Stock and Employee Stock Options,” in the Notes to Consolidated Financial Statements, Item 13.
      Vested common stock held by employees is recorded at the current fair value on our balance sheets, while options held by employees are recorded at the current intrinsic value of those options. The current fair value is determined by the Board of Directors on the basis of a business valuation prepared by independent, third-party business valuation professionals. The total of the fair value of the related common stock and the intrinsic value of the put options represents the estimated cash outlay required to satisfy put options outstanding, which are recorded as temporary equity as services are rendered. Changes in fair and intrinsic value are recorded as adjustments to additional paid-in capital.
Revenues by Segment/ Geographic Business Area
      Our three reportable operating segments are our geographic business areas, which are the Americas, Europe, and Asia Pacific. We manage our segments on the basis of revenues before reimbursements because we believe these are a better indicator of segment performance than revenues. Generally, operating expenses for each operating segment have similar characteristics and are subject to the same factors, pressures, and challenges. However, the economic environment and its effects on the geographic areas served by our operating segments affect revenues and operating expenses within our operating segments to differing degrees. Decisions relating to staffing levels are not made uniformly across our operating segments, due in part to an increased need on behalf of some of our operating segments to tailor their workforces to the needs of their businesses. Local currency fluctuations also tend to affect our operating segments differently.
      The following tables provide revenues for each of our operating segments for fiscal 2005, fiscal 2004, and fiscal 2003.

					Percent of Total
					Revenues Before
					Reimbursements
	Year Ended			Percent	for Year Ended
	September 30,		Percent	Increase	September 30,
			Increase	Local
	2004	2005	US$	Currency	2004	2005

SEGMENT
Americas	$154,111	$199,791	30%	30%	55%	52%
Europe	104,272	164,301	58%	51%	38%	42%
Asia Pacific	21,450	25,707	20%	14%	7%	6%
Corporate and eliminations(1)	(2,232)	(2,485)	n/m	n/m	—	—

Total revenues before reimbursements	277,601	387,314	40%	36%	100%	100%

Reimbursements	21,483	34,997	63%	60%

Total revenues	$299,084	$422,311	41%	38%

n/m — not meaningful

(1)	Corporate and eliminations include inter-company eliminations and other revenues not directly attributable to the segments.

					Percent of Total
					Revenues Before
					Reimbursements
	Year Ended			Percent	for Year Ended
	September 30,		Percent	Increase	September 30,
			Increase	Local
	2003	2004	US$	Currency	2003	2004

SEGMENT
Americas	$100,731	$154,111	53%	51%	58%	55%
Europe	53,076	104,272	96%	76%	31%	38%
Asia Pacific	18,466	21,450	16%	4%	11%	7%
Corporate and eliminations(1)	238	(2,232)	n/m	n/m	—	—

Total revenues before reimbursements	172,511	277,601	61%	52%	100%	100%

Reimbursements	16,308	21,483	32%	25%

Total revenues	$188,819	$299,084	58%	50%

n/m — not meaningful

(1)	Corporate and eliminations include inter-company eliminations and other revenues not directly attributable to the segments.
      We conduct business in two countries, each of which contributed materially to our consolidated revenues before reimbursements within the last three years. Revenues are attributed to countries based on where customer services are supervised. The table below summarizes the distribution of revenues before reimbursements by country:

	Year Ended
	September 30,

	2003	2004	2005

COUNTRY
United States	56%	51%	47%
United Kingdom	12%	21%	22%
All other countries combined	32%	28%	31%

Total percent of revenues before reimbursements	100%	100%	100%

Results of Operations

Year Ended September 30, 2005 Compared to Year Ended September 30, 2004
      Revenues. Revenues increased 41% or $123,227, to $422,311 for fiscal 2005 compared to fiscal 2004. Revenues before reimbursements for fiscal 2005 were $387,314 compared with $277,601 in fiscal 2004, an increase of $109,713 or 40%. This increase resulted primarily from increased revenues from existing customers. Accenture accounted for 67% and 56% of our revenues before reimbursements in fiscal 2005 and fiscal 2004, respectively, while Microsoft accounted for 7% and 11% of our revenues before reimbursements in fiscal 2005 and fiscal 2004, respectively. No other customer accounted for revenues in excess of 10% of our total revenues in fiscal 2005 and fiscal 2004.
      Our Americas segment achieved revenues before reimbursements of $199,791 in fiscal 2005, compared with $154,111 in fiscal 2004, an increase of 30% in both U.S. dollars and local currency. This growth was largely driven by our business with Accenture, where revenues before reimbursements grew $42,956, or 62% in fiscal 2005 compared to fiscal 2004.
      In our Europe segment, revenues before reimbursements were $164,301 in fiscal 2005, compared with $104,272 in fiscal 2004, an increase of $60,029, or 58% in U.S. dollars and 51% in local currency. A key contributor to this growth was our business in the United Kingdom, primarily due to significant new contracts with Accenture, where revenues before reimbursements grew $28,726 or 61% in U.S. dollars in fiscal 2005 compared to fiscal 2004.
      Our Asia Pacific segment achieved revenues before reimbursements of $25,707 in fiscal 2005, compared with $21,450 in fiscal 2004, an increase of 20% in U.S. dollars and 14% in local currency. New customers in both Australia and Southeast Asia contributed equally to this increase.
      Operating Expenses. Operating expenses increased by 37%, or $101,437, to $375,349 in fiscal 2005 from $273,912 in fiscal 2004. The increase was mainly driven by increased hiring of personnel, expansion of the use of subcontractors as part of our global delivery network to meet demand for services and increased selling costs related to obtaining new customers. As a percentage of revenue before reimbursements, operating expenses before reimbursable expenses declined to 88% in fiscal 2005 from 91% in fiscal 2004. This decline is due to improvements in gross margins and selling, general, and administrative expenses as a percentage of revenue before reimbursements.
      Cost of Services. Cost of services of $297,433 in fiscal 2005, increased $91,569, or 44%, over fiscal 2004 cost of services of $205,864. Cost of services before reimbursable expenses was $262,436 in fiscal 2005, an increase of $78,055, or 42%, over fiscal 2004. Cost of services before reimbursable expenses increased as a percentage of revenues before reimbursements to 68% in fiscal 2005 from 66% in fiscal 2004. Gross margins (revenues before reimbursements less cost of services before reimbursable expenses) as a percentage of revenues before reimbursements decreased to 32% in fiscal 2005 from 34% in fiscal 2004.
      The primary drivers of the increase in cost of services and decrease in gross margins as a percentage of revenue before reimbursements were the increased hiring of consultants and use of subcontractors to meet increased customer demand, as well as an overall increase in compensation.
      Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased by $11,522 or 17%, to $77,937 in fiscal 2005 from $66,415 in fiscal 2004. The increase was due primarily to hiring of additional business development and core services personnel, as well as compensation increases. As a percentage of revenue before reimbursements, selling, general, and administrative costs declined to 20% in fiscal 2005 from 24% in fiscal 2004. This decline was due to a decline in personnel costs and rent expenses as a percentage of revenue before reimbursements.
      Restructuring and Asset Impairment Costs (Benefits). Restructuring benefits were $21 in fiscal 2005, compared to costs of $901 in fiscal 2004, due to immaterial changes in our lease estimates. There were no impairment costs incurred during fiscal 2005. Fiscal 2004 impairment costs in our Asia Pacific area were $732, and included $425 in write-downs of leasehold improvements as part of restructuring and a goodwill impairment of $307. These costs were unrelated to discontinued operations. See Note 3, “Restructuring Costs,” and Note 14, “Goodwill and Intangible Assets,” in the Notes to Consolidated Financial Statements, Item 13.
      Operating Income (Loss). Operating income increased $21,790, to $46,962 in fiscal 2005 from $25,172 in fiscal 2004. Operating income as a percentage of revenues before reimbursements increased to 12% in fiscal 2005 from 9% in fiscal 2004.

      Operating income (loss) for each of the segments was as follows:

	Year Ended
	September 30,

	2004	2005

Operating income (loss):
Americas	$27,208	$31,860
Europe	18,428	31,552
Asia Pacific	(5,803)	(1,430)
Corporate and eliminations	(14,661)	(15,020)

	$25,172	$46,962

      The increase in operating income was due to revenue increases and cost reductions, reflecting significant improvement in the Americas, Europe, and Asia Pacific. The following commentary outlines the changes for each segment:

•	Americas operating income increased primarily due to a 30% increase in revenue before reimbursements, improved profitability of our Canada business and improved gross margins.

•	The increase in the Europe segment reflected an increase in revenues before reimbursements in our business in the United Kingdom and improved gross margins.

•	Asia Pacific operating loss decreased due to a 20% increase in revenue before reimbursements and improved gross margins.
      Provision for Income Taxes. The effective tax rate for fiscal 2005 was 28.2% compared to 31.7% in fiscal 2004. The decrease in the effective tax rate was primarily due to increased profitability in the U.S. where net operating loss carryforwards, for which no deferred tax benefit was previously recognized, were utilized. The benefit for U.S. net operating loss carryforwards was partially offset by increasing profitability in the United Kingdom, Italy, and the Netherlands where net operating losses have been fully utilized.

Year Ended September 30, 2004 Compared to Year Ended September 30, 2003
      Revenues. Revenues increased 58% or $110,265, to $299,084 for fiscal 2004 compared to fiscal 2003. Revenues before reimbursements for fiscal 2004 were $277,601 compared with $172,511 in fiscal 2003, an increase of $105,090 or 61%. This increase resulted primarily from increased revenues from existing customers. Accenture accounted for 56% and 48% of our revenues before reimbursements in fiscal 2004 and fiscal 2003, respectively, while Microsoft accounted for 11% and 14% of our revenues before reimbursements in fiscal 2004 and fiscal 2003, respectively. One customer in the Americas segment accounted for 6% of revenues in fiscal 2004 and 10% in fiscal 2003. No other customer accounted for revenues in excess of 10% of our total revenues in fiscal 2004 and fiscal 2003.
      Our Americas segment achieved revenues before reimbursements of $154,111 in fiscal 2004, compared with $100,731 in fiscal 2003, an increase of 53% in U.S. dollars and 51% in local currency. This growth was largely driven by our business with Accenture, where revenues before reimbursements grew $28,504, or 69% in fiscal 2004 compared to fiscal 2003.
      In our Europe segment, revenues before reimbursements were $104,272 in fiscal 2004, compared with $53,076 in fiscal 2003, an increase of $51,196, or 96% in U.S. dollars and 76% in local currency. A key contributor to this growth was our business in the United Kingdom, primarily due to significant new contracts with Accenture, where revenues before reimbursements grew $31,403 or 201% in U.S. dollars in fiscal 2004 compared to fiscal 2003.
      Our Asia Pacific segment achieved revenues before reimbursements of $21,450 in fiscal 2004, compared with $18,466 in fiscal 2003, an increase of 16% in U.S. dollars and 4% in local currency. New customers in both Australia and Southeast Asia contributed equally to this increase.

      Operating Expenses. Operating expenses increased by 44%, or $83,869, to $273,912 in fiscal 2004 from $190,043 in fiscal 2003. The increase was mainly driven by increased hiring of personnel, expansion of the use of subcontractors as part of our global delivery network to meet demand for services, and increased selling costs related to obtaining new customers. As a percentage of revenue before reimbursements, operating expenses before reimbursable expenses declined to 91% in fiscal 2004 from 101% in fiscal 2003. This decline is due to improvements in gross margins and selling, general, and administrative expenses as a percentage of revenue before reimbursements.
      Cost of Services. Cost of services of $205,864 in fiscal 2004, increased $70,693, or 52%, over fiscal 2003 cost of services of $135,171. Cost of services before reimbursable expenses was $184,381 in fiscal 2004, an increase of $65,518, or 55%, over fiscal 2003. Cost of services before reimbursable expenses decreased as a percentage of revenues before reimbursements to 66% in fiscal 2004 from 69% in fiscal 2003. Gross margins (revenues before reimbursements less cost of services before reimbursable expenses) as a percentage of revenues before reimbursements increased to 34% in fiscal 2004 from 31% in fiscal 2003.
      The primary drivers of the decrease in cost of services and increase in gross margins as a percentage of revenues before reimbursements were improved utilization of consulting personnel and expanded usage of more cost-effective personnel in our global delivery network.
      Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased by $11,747 or 21%, to $66,415 in fiscal 2004 from $54,668 in fiscal 2003. The increase was due primarily to hiring of additional business development and core services personnel, as well as compensation increases. As a percentage of revenue before reimbursements, selling, general, and administrative costs declined to 24% in fiscal 2004 from 32% in fiscal 2003. This decline was due to a decline in personnel costs and rent expenses as a percentage of revenue before reimbursements.
      Restructuring and Asset Impairment Costs (Benefits). Restructuring costs increased to $901 in fiscal 2004, from $204 in fiscal 2003, due to additional provisions for facilities in the United States and Australia, partially offset by sublease income received. Fiscal 2004 impairment costs in our Asia Pacific area were $732, and included $425 in write-downs of leasehold improvements as part of restructuring and a goodwill impairment of $307. These costs were unrelated to discontinued operations. There were no impairment costs incurred during fiscal 2003. See Note 3, “Restructuring Costs,” and Note 14, “Goodwill and Intangible Assets,” in the Notes to Consolidated Financial Statements, Item 13.
      Operating Income (Loss). Operating income increased $26,396, to $25,172 in fiscal 2004 from a loss of $1,224 in fiscal 2003. Operating income as a percentage of revenues before reimbursements increased to 9% in fiscal 2004 from a loss of 1% in fiscal 2003.
      Operating income (loss) for each of the segments was as follows:

	Year Ended
	September 30,

	2003	2004

Operating income (loss):
Americas	$17,011	$27,208
Europe	(4,560)	18,428
Asia Pacific	(940)	(5,803)
Corporate and eliminations	(12,735)	(14,661)

	$(1,224)	$25,172

      The increase in operating income was due to revenue increases and cost reductions, reflecting significant improvement in Europe and the Americas that were partially offset by a decrease in Asia Pacific. The following commentary outlines the changes for each segment:

•	Americas operating income increased primarily due to a 53% increase in revenue before reimbursements, improved profitability of our Canada business and improved gross margins, partially offset by a contract loss.

•	The increase in the Europe segment reflected a 181% increase in revenues before reimbursements in the United Kingdom and improved gross margins.

•	Asia Pacific operating loss was due to a decline in gross margins driven by lower utilization of our consultants, partially offset by a 16% increase in revenues before reimbursements.
      Provision for Income Taxes. The effective tax rate for fiscal 2004 was 31.7% (the fiscal 2003 effective tax rate is not meaningful). The increase in fiscal 2004 is primarily attributed to strong profitability in the United Kingdom, where net operating loss carryforwards, for which no deferred tax benefit was previously recognized, were utilized, and in Canada.
Liquidity and Capital Resources
      Our primary sources of liquidity are cash flows from operations and a $25,000 line of credit with Accenture. The line of credit is used if necessary as a short-term working capital facility, has no specified due date and bears interest at a rate of LIBOR plus 0.15%. As of September 30, 2005, we had not drawn down any amounts on the line of credit. As of September 30, 2005, we had cash and cash equivalents of $55,256. We have used, and plan to use, such cash for general corporate purposes, business expansion needs, and working capital. As of September 30, 2005 and 2004, we had working capital of $79,253, and $43,758, respectively.
      Our cash flows from operating, investing, and financing activities for fiscal 2005, fiscal 2004, and fiscal 2003, as reflected in the Consolidated Statement of Cash Flows (see the Consolidated Financial Statements, Item 13), are summarized in the following table:

	Year Ended			Year Ended
	September 30,			September 30,

	2003	2004	Change	2004	2005	Change

Net cash provided by (used in):
Operating activities	$(9,052)	$2,230	$11,282	$2,230	$59,364	$57,134
Investing activities	(1,447)	(1,958)	(511)	(1,958)	(11,679)	(9,721)
Financing activities	(2,554)	4,627	7,181	4,627	(9,670)	(14,297)
Effect of exchange rate changes on cash and cash equivalents	1,080	733	(347)	733	(1,389)	(2,122)

Net increase (decrease) in cash and cash equivalents	$(11,973)	$5,632	$17,605	$5,632	$36,626	$30,994

      Operating Activities. The increase in cash provided for fiscal 2005 compared to fiscal 2004 is primarily due to an increase in net income. The increase in cash provided for fiscal 2004 compared to cash used in fiscal 2003 was primarily due to an increase in net income and an increase in total current liabilities, partially offset by a decrease in cash collected from customers and related parties.
      Investing Activities. The increase in cash used for fiscal 2005 compared to fiscal 2004 is due to the acquisition of a consulting business, increased capital expenditures, and the fact that we had almost no transfers in from restricted cash. The increase in cash used in fiscal 2004 compared to fiscal 2003 is due to an increase in capital expenditures and a decrease in transfers from restricted cash, partially offset by no business acquisitions in fiscal 2004. For more information on our business acquisitions, see Note 13, “Business

Combinations,” in the Notes to Consolidated Financial Statements, Item 13). Movements in restricted cash are due to the restrictions imposed by certain government engagements and other lease arrangements being replaced by letters of credit.
      Financing Activities. The increase in cash used for fiscal 2005 compared to cash provided in fiscal 2004 was due to a repayment of a Microsoft note payable and a short-term borrowing arrangement with Accenture. The increase in cash provided for fiscal 2004 compared to cash used in fiscal 2003 was primarily due to proceeds from a short-term borrowing arrangement with Accenture.
      We have a $25,000 line of credit from Accenture that has an interest rate of LIBOR plus 0.15%. During fiscal 2004, we borrowed $5,000 under this line of credit. The $5,000 and related accrued interest was repaid to Accenture during April, 2005.
      In the normal course of business, the Company uses foreign currency contracts to manage its exposure to the variability of exchange rates for the Euro, British pound, and Australian dollar. Avanade does not have any material derivatives designated as hedges historically and had none in the years ended September 30, 2004 and 2005 as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The changes in fair market value of all derivatives are recognized in the Consolidated Statements of Operations and included in investment losses, net. These instruments are generally short-term in nature, with maturities of less than one year, and are subject to fluctuations in foreign exchange rates and credit risk. From time to time, the Company enters into forward contracts that are of a long-term nature. Credit risk is managed through careful selection and ongoing evaluation of the financial institutions utilized as counterparties. See also Note 2, “Summary of Significant Accounting Policies,” in the Notes to Consolidated Financial Statements, Item 13.
      All stock issued pursuant to awards granted under our stock option plans is subject to certain put rights of the holder that compel the purchase of the stock by the Company at the fair market value. We do not currently have any historical information to use as a basis to estimate the probable impact of these put rights on our liquidity. The current redemption value of vested common stock issued pursuant to awards granted under our stock option plans and the current intrinsic value of vested options that contain put rights for shares obtained pursuant to option exercises are included in Redeemable Common Stock and Employee Stock Options on our balance sheets. See also Note 5, “Redeemable Common Stock and Employee Stock Options,” in the Notes to Consolidated Financial Statements, Item 13.
      We believe that our available funds and the cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations and needs for at least the next twelve months. Our ability to expand and grow our business in accordance with current plans and to meet our long-term capital requirements beyond this twelve month period will depend on many factors, including continued growth in our existing locations, the ability to collect our receivables in a timely fashion, and the capacity to deliver our contracted projects in an efficient manner.
Obligations and Commitments
      As of September 30, 2005, we had the following obligations and commitments to make future payments under contracts, contractual obligations, and commercial commitments:

	Payments Due by Period

		Less Than	1-3	3-5	After
Contractual Cash Obligations	Total	1 Year	Years	Years	5 Years

Operating leases	$21,721	$5,665	$7,841	$3,902	$4,313
Other	954	658	280	16	—

Total	$22,675	$6,323	$8,121	$3,918	$4,313

Off-Balance Sheet Arrangements
      We have various agreements by which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification provisions are included in contracts arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights. Payments by us under such indemnification clauses are generally conditioned on the other party making a claim. Such claims are generally subject to challenge by us and dispute resolution procedures specified in the particular contract. Furthermore, our obligations under these arrangements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, the Company has not made any payments under these agreements that have been material individually or in the aggregate. As of September 30, 2005, we were not aware of any obligations under such indemnification agreements that would require material payments.
Newly Issued Accounting Standards
      In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment.” This Statement is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow, as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from what would have been reported under prior accounting rules. SFAS No. 123R is effective for the first annual reporting period that begins after June 15, 2005.
      Avanade adopted SFAS No. 123R on October 1, 2005, using the Statement’s modified prospective method. Adoption of SFAS No. 123R will not affect Avanade’s total cash flows or financial position, but it will reduce reported net income because Avanade currently uses the intrinsic value method as permitted by APB No. 25. Accordingly, minimal compensation expense is currently recognized for share purchase rights granted under the Company’s employee stock option plans. See also Note 2, “Summary of Significant Accounting Policies,” in the Notes to Consolidated Financial Statements, Item 13.
      Specifically, adopting SFAS No. 123R will result in Avanade recording compensation expense for employee stock options. Had Avanade expensed employee stock options under SFAS No. 123 (the impact of which the Company believes would have been comparable to having expensed employee stock options under SFAS No. 123R) for the year ended September 30, 2005, the following reported items would have been reduced: Income before income taxes by $9,862 and Net income by $9,365.
Quantitative and Qualitative Disclosures About Market Risk
      Foreign Currency Risk. We are exposed to foreign currency risk in the ordinary course of business. We hedge material cash flow exposures when feasible using forward and option contracts. These instruments are generally short-term in nature, with typical maturities of less than one year, and are subject to fluctuations in foreign exchange rates and credit risk. Credit risk is managed through careful selection and ongoing evaluation of the financial institutions utilized as counterparties.
      We use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our hedge portfolio. The foreign currency exchange risk is computed based on the market value of future cash flows as affected by the changes in the rates attributable to the market risk being measured. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the offsetting gain or loss on the underlying exposure. As of September 30, 2005, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would have resulted in an increase in the fair value of our financial instruments of $12,658, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would have resulted in a decrease in the fair value of our financial instruments of $9,208. As of September 30, 2004, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of our financial instruments of $1,049, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would result in an increase in the fair value of our financial instruments of $996.
      Interest Rate Risk. The interest rate risk associated with our borrowing and investing activities at September 30, 2005 is not material in relation to our consolidated financial position, results of operations, or cash flows. While we may do so in the future, we have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments since fiscal 2002.

ITEM 3.	PROPERTIES
      We do not own any material real property. Substantially all of our office space is leased under month-to-month and long-term leases with varying expiration dates. We believe that our facilities are adequate to meet our needs in the near future.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth, as of January 10, 2006, the beneficial ownership of Avanade’s common stock for (i) each director of Avanade, (ii) each named executive officer, (iii) each person known to Avanade to be the beneficial owner of more than 5% of the common stock, and (iv) the directors and executive officers of Avanade as a group. Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Except as indicated, all such interests are owned directly, and the person or entity has sole voting and investment power. The address for each director and executive officer is c/o Avanade, Inc., 2211 Elliott Avenue, Suite 200, Seattle, Washington 98121.

	Convertible Series A
	Preferred Stock(1)			Common Stock(1)			Fully Diluted Basis

	Stock		% of Stock	Stock		% of Stock	Stock		% of Stock
	Beneficially		Beneficially	Beneficially		Beneficially	Beneficially		Beneficially
Name and Address of Beneficial Owner	Owned		Owned	Owned		Owned	Owned		Owned

Robert Frerichs	—		*	—		*	—		*
Mitchell Hill	—		*	2,450,000	(2)	35.8	2,450,000	(2)	2.6
Basilio Rueda	—		*	—		*	—		*
Jack Wilson	—		*	—		*	—		*
Simon Witts	—		*	—		*	—		*
Howard Kilman	—		*	540,000	(3)	10.9	540,000	(3)	*
Ashish Kumar	—		*	815,000	(4)	15.6	815,000	(4)	*
Adam Warby	—		*	890,000	(5)	16.8	890,000	(5)	*
Andrew White	—		*	1,000,000	(6)	18.5	1,000,000	(6)	*
Accenture, 1661 Page Mill Road, Palo Alto, CA 94304	59,271,768	(7)	79.3	59,271,868	(7)	93.1	59,271,868	(7)	61.9
Microsoft, One Microsoft Way, Redmond, WA 98052	15,479,135	(8)	20.7	15,479,234	(8)	77.9	15,479,234	(8)	16.2
All directors and executive officers as a group (10 persons)	—		—	5,695,000	(9)	56.4	5,695,000	(9)	5.9

*	Less than 1%

(1)	For each person who owns options that are exercisable within 60 days or Convertible Series A preferred stock that is convertible within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options or converted his Convertible Series A preferred stock, and that no other person has exercised any outstanding options or converted any Convertible Series A preferred stock. If the Convertible Series A preferred stock were treated as converted to common shares, then all individual stockholders, excluding Microsoft and Accenture, would have less than 1%.

(2)	Includes 1,700,000 shares of common stock that may be acquired upon the exercise of options. Shares are subject to a voting agreement requiring shares to be voted according to the vote of the Preferred stockholders.

(3)	Includes 340,000 shares of common stock that may be acquired upon the exercise of options. Shares are subject to a voting agreement requiring shares to be voted according to the vote of the Preferred stockholders.

(4)	Includes 300,000 shares of common stock that may be acquired upon the exercise of options. Shares are subject to a voting agreement requiring shares to be voted according to the vote of the Preferred stockholders.

(5)	Includes 690,000 shares of common stock that may be acquired upon the exercise of options. Shares are subject to a voting agreement requiring shares to be voted according to the vote of the Preferred stockholders.

(6)	Includes 650,000 shares of common stock that may be acquired upon the exercise of options. Shares are subject to a voting agreement requiring shares to be voted according to the vote of the Preferred stockholders.

(7)	Includes 51,000,000 shares of Convertible Series A preferred stock owned by Accenture LLP and 8,271,768 shares of Convertible Series A preferred stock owned by Accenture International SARL. Common stock and fully diluted shares also include 100 shares of common stock owned by Accenture LLP.

(8)	Includes 14,343,008 shares of Convertible Series A preferred stock owned by Microsoft AVN Holdings, Inc. and 1,136,127 shares of Convertible Series A preferred stock owned by Microsoft Corporation. Common stock and fully diluted shares also include 99 shares of common stock owned by Microsoft AVN Holdings, Inc.

(9)	Includes 3,680,000 shares of common stock that may be acquired upon the exercise of options.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS
Directors.
      Avanade’s directors are as follows:

Name	Age	Position

Mitchell Hill	47	Director (and Chief Executive Officer	)
Jackson L. Wilson	58	Chairman of the Board
Simon Witts	43	Director
Basilio Rueda	51	Director
Robert N. Frerichs	53	Director
      Mitchell Hill. Director since 2000. Mr. Hill has been our Chief Executive Officer since 2000. In July 2005, Accenture appointed Mr. Hill as its primary representative (which is an unpaid position) to facilitate the further development of the Accenture and Microsoft relationship.
      Jackson L. Wilson. Director since 2000. Mr. Wilson has been our Chairman of the Board since 2000. He also serves as director of i2 Technologies, Inc. He currently serves as an advisor to Accenture. Mr. Wilson retired in 2004 as Chief Executive of Business Process Outsourcing at Accenture. From 2002 to 2004 he served as Corporate Development Officer of Accenture, and from 1999 to 2002 he served as Managing Partner — Accenture Technology Ventures.
      Simon Witts. Director since 2005. Mr. Witts has been employed by Microsoft since 1992 and is currently its Corporate Vice President of the Enterprise and Partner Group, a position he has held since 2003. He was the Vice President, Sales & Marketing Europe, Middle East & Africa for Microsoft from 2000 to 2003.
      Basilio Rueda. Director since 2003. Mr. Rueda has been Managing Partner of Global Delivery Network at Accenture since 2004. In addition, as of June 2005 he has taken the role of Chief Operations Officer of Technology and Delivery. He was the Managing Partner for Global Technology Solutions at Accenture from 2003 to 2004, and from November 2000 to April 2003 he was the Managing Partner for Coritel and BPM, Accenture subsidiaries in Spain for technology and outsourcing.
      Robert N. Frerichs. Director since 2004. Mr. Frerichs has been Chief Quality & Risk Officer at Accenture since September 2004. From November 2003 to September 2004, he was the chief operating officer of Accenture’s Communications & High Tech operating group. From August 2001 to November 2003, he led a team focused on large transactions for Accenture’s Communications & High Tech operating group. Prior to August 2001 he led Accenture’s Global Electronics and High Tech operating group.
      All of the Company’s directors are up for election at the next annual meeting of stockholders to serve one-year terms. According to the terms of the Third Amended and Restated Contribution and Stockholders Agreement dated as of February 14, 2005, prior to the closing of an initial public offering, the Board of Directors shall consist of six directors consisting of: (i) four directors designated by Accenture, (ii) one director designated by Microsoft, and (iii) our Chief Executive Officer. Executive officers are appointed by, and serve at the discretion of, the Board of Directors. For more information on the rights of Accenture and Microsoft to nominate members of the Board of Directors, see Item 7, “Relationships and Related Transactions.”
      Board Committees. As of the date of this filing, our Board of Directors was comprised of five members and had the following two committees: (1) Audit and (2) Compensation.
      According to the terms of our Employee Stock Option Plan, until the effective date of a qualified initial public offering, and so long as Microsoft and Accenture each continue to own Avanade stock that possesses at least 20% of the voting power of all outstanding securities of Avanade, the compensation committee will be comprised of one board member designated by Microsoft and one board member designated by Accenture. See Item 11, “Description of the Registrant’s Securities to be Registered,” for more information on the Employee Stock Option Plan.
      Board Committee Composition. As of the date of this filing, Messrs. Frerichs and Hill serve on the Audit Committee and Messrs. Wilson and Witts serve on the Compensation Committee.
Executive Officers.
      Avanade’s executive officers are as follows:

Name	Age	Position

Mitchell Hill	47	Chief Executive Officer and Director
Dennis Knapp	46	Chief Financial Officer
Ashish Kumar	40	Chief Technology Officer
Adam Warby	45	Executive Vice President, Global Market Development
Andrew White	42	General Manager, Europe
Mark Chrimes	45	General Manger, Asia-Pacific
Howard Kilman	53	General Manager, North America

      Dennis Knapp. Mr. Knapp has been our Chief Financial Officer since 2001. From April 2000 to August 2001, Mr. Knapp served as our Controller.
      Ashish Kumar. Mr. Kumar has been our Chief Technology Officer since 2000.
      Adam Warby. Mr. Warby has been our Executive Vice President, Global Market Development, since September 2005. Before that he was our Senior Vice President and General Manager of Americas, including being responsible for global sales and solutions, from August 2003. From April 1999 to June 2000, Mr. Warby was the General Manager of the Midwest District for Microsoft. Mr. Warby joined Avanade as Vice President Sales, Marketing and Alliances in June 2000.
      Andrew White. Mr. White has been our General Manager, Europe since 2000.
      Mark Chrimes. Mr. Chrimes has been with Avanade since 2000, and has been our General Manager, Asia-Pacific since 2003. He was the Regional General Manager for Australia for Avanade from September 2000 to December 2003.
      Howard Kilman. Mr. Kilman has been with Avanade since 2000, and has been our General Manager, North America, starting September 2005. He was Vice President and General Manager of the United States since 2002, and was the General Manager of the U.S. Central Region from 2000 until September 2002.

ITEM 6.	EXECUTIVE COMPENSATION
      All amounts are shown in whole dollars in the table below.
Summary Compensation Table

					Long-term Compensation
		Annual Compensation
					Securities	Restricted
				Other Annual	Underlying	Stock	All Other
				Compensation	Options	Award(s)	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	($)(2)	(#)	(#)	($)(1)(3)

Mitchell Hill	2005	575,000	185,000	6,733	—	—	—
Chief Executive Officer	2004	500,000	30,000	6,150	450,000	—	175,446
	2003	500,000	10,000	6,041	—	—	219,168
Howard Kilman	2005	265,000	61,613	7,650	40,000	—	17,240
General Manager,	2004	265,000	96,000	4,981	100,000	—	14,884
North America	2003	240,000	11,520	7,400	100,000	—	28,479
Ashish Kumar	2005	350,000	112,000	4,202	50,000	—	—
Chief Technology Officer	2004	260,000	112,000	4,380	100,000	—	25,308
	2003	240,000	8,000	5,440	150,000	—	29,238
Adam Warby	2005	414,348	76,907	38,874	50,000	—	108,290
Executive VP,	2004	312,040	27,188	379	150,000	—	15,771
Global Market Development	2003	240,000	16,800	7,198	175,000	—	65,398
Andrew White	2005	452,016	169,550	16,257	100,000	—	—
General Manager, Europe	2004	429,120	20,471	35,227	—	—	70,039
	2003	383,832	—	21,745	150,000	—	80,655

(1)	Except as otherwise indicated, the aggregate amount of perquisites and other personal benefits, securities or property received by any named executive officer does not exceed $50,000.

(2)	“Other Annual Compensation” includes employer contributions to retirement plans and for personal benefits such as health clubs and technology tools.

(3)	“All Other Compensation” includes amounts the Company loaned to the individuals for the amount of income and payroll tax liability arising from grants of common stock under their employment agreements. All such loans have been repaid.

Option Grants in Fiscal Year 2005

	Individual Grants

		% of Total
	Number of	Options			Potential Realizable Value at
	Securities	Granted to			Assumed Annual Rates of Stock
	Underlying	Employees	Exercise or		Appreciation for the Option Term
	Options	in Fiscal	Base Price
Name	Granted	Year	($/share)	Expiration Date	0%	5%	10%

Mitchell Hill	—	—	—	—	—	—	—
Howard Kilman	40,000	1%	$4.08	11/01/2014	—	102,636	260,099
Ashish Kumar	50,000	1%	$4.08	11/01/2014	—	128,295	325,123
Adam Warby	50,000	1%	$4.08	11/01/2014	—	128,295	325,123
Andrew White	100,000	2%	$4.08	11/01/2014	—	256,589	650,247
      Compensation of Directors. We do not compensate our directors other than travel expense reimbursements related to board meetings.
Employment Contracts and Arrangements

Mr. Hill
      Employment Agreement. The Employment Agreement between Avanade and Mr. Hill, our Chief Executive Officer, is dated as of August 4, 2000. The employment agreement provides a base salary of $500,000 and that the Company will pay Mr. Hill such bonuses and other incentive compensation as may be determined from time to time by the Board of Directors. Mr. Hill is initially eligible for a cash bonus with a target of 40% of base salary, subject to complete discretion of the Board of Directors’ compensation committee. The Board of Directors also reviews performance annually and increases base salary as warranted.
      Under the terms of the agreement, Mr. Hill received shares of the Company’s common stock and options. Mr. Hill received 750,000 shares of the Company’s common stock valued at $1.50 per share. Mr. Hill also received 1,250,000 options to purchase shares of the Company’s common stock at an exercise price of $1.50 that expire on July 31, 2010 (937,500 of the options have a four-year vesting schedule and 312,500 of the options have a five-year vesting schedule).
      Mr. Hill’s employment with the Company is “at will” and may be terminated at any time by the Company or by Mr. Hill. If the term of Mr. Hill’s employment agreement terminates by: (i) either party giving the other notice of termination, (ii) the Company giving Mr. Hill notice of termination for Dissatisfactory Performance (as defined in the agreement), (iii) the Company giving Mr. Hill notice of termination in the event of any disability of Mr. Hill that prevents him from satisfactorily performing his duties under the agreement, or (iv) the death of Mr. Hill, then the Company will either pay Mr. Hill severance payments in the amount of his base salary for a period of time from the end of the term of his employment until the earlier of (i) 12 months after the end of the term, (ii) the date upon which Mr. Hill commences employment with any third party, or (iii) violation by Mr. Hill of his Confidential Information, Inventions, and Noncompetition Agreement; and accelerate the vesting and exercisability of all of his options; or release Mr. Hill’s obligations under his Confidential Information, Inventions, and Noncompetition Agreement (a copy of which is provided with his employment agreement as Exhibit 10.1 of this registration statement).

Mr. Kilman
      Employment Agreement. The Employment Agreement between Avanade and Mr. Kilman, our General Manager, North America, is dated as of November 9, 2001. The employment agreement provides a base salary of $240,000. In addition to this base salary, the employment agreement provides that the Company will pay Mr. Kilman such bonuses and other incentive compensation as may be determined from time to time by the Board of Directors. Mr. Kilman is initially eligible for a cash bonus with a target of 40% of base salary, subject to complete discretion of the Board of Directors’ compensation committee. The Board of Directors also reviews performance annually and increases base salary as warranted.
      Under the terms of the agreement, Mr. Kilman received shares of the Company’s common stock and options. Mr. Kilman received 50,000 shares of the Company’s common stock valued at $1.50 per share. Mr. Kilman also received 50,000 options to purchase shares of the Company’s common stock at an exercise price of $1.50 that expire on September 30, 2011 and have a four-year vesting schedule.
      Mr. Kilman’s stock option agreement provides that the vesting of his options will be accelerated (i) one year in the event of certain corporate transactions, and (ii) 100% if (x) his options are not assumed or replaced by comparable options or cash equivalents of the acquiring company in certain corporate transactions or (y) his options are assumed in certain corporate transactions, but his employment is terminated by the acquiring company without cause or if Mr. Kilman leaves for good reason within three years after the corporate transaction.
      Mr. Kilman’s employment with the Company is “at will” and may be terminated at any time by the Company or by Mr. Kilman. If the term of Mr. Kilman’s employment agreement terminates by the Company: (i) giving Mr. Kilman notice of termination, or (ii) giving Mr. Kilman notice of termination for Dissatisfactory Performance (as defined in the agreement), then the Company will pay Mr. Kilman a severance payment in the amount of his then-current base salary as long as he abides by the terms of his Business Protection Agreement with the Company, including the non-competition provisions.

Mr. Kumar
      Employment Agreement. The Employment Agreement between Avanade and Mr. Kumar, our Chief Technology Officer, is dated as of August 4, 2000. The employment agreement provides a base salary of $200,000. In addition to this base salary, the employment agreement provides that the Company will pay Mr. Kumar such bonuses and other incentive compensation as may be determined from time to time by the Board of Directors. Mr. Kumar is initially eligible for a cash bonus with a target of 40% of base salary, subject to complete discretion of the Board of Directors’ compensation committee. The Board of Directors also reviews performance annually and increases base salary as warranted.
      Under the terms of the agreement, Mr. Kumar received shares of the Company’s common stock and options. Mr. Kumar received 100,000 shares of the Company’s common stock valued at $1.50 per share. Mr. Kumar also received 314,500 options to purchase shares of the Company’s common stock at an exercise price of $1.50 that expire on September 7, 2010 (236,250 of the options have a four-year vesting schedule and 78,250 of the options have a five-year vesting schedule).
      Mr. Kumar’s stock option agreement provides that the vesting of his options will be accelerated (i) one year in the event of certain corporate transactions, and (ii) 100% if (x) his options are not assumed or replaced by comparable options or cash equivalents of the acquiring company in certain corporate transactions or (y) his options are assumed in certain corporate transactions, but his employment is terminated by the acquiring company without cause or if Mr. Kumar leaves for good reason within three years after the corporate transaction.
      Mr. Kumar’s employment with the Company is “at will” and may be terminated at any time by the Company or by Mr. Kumar. Under the terms of the agreement, Mr. Kumar is not entitled to any severance payments; however, Mr. Kumar is entitled to severance benefits under the Company’s Financial Protection Policy, as described below.

Mr. Warby
      Employment Agreement. The Particulars of Terms of Employment between Avanade UK and Mr. Warby, our Executive Vice President, Global Market Development, is dated November 13, 2003. It provides an annual base salary of £170,000 and qualifies him for Company stock options. In addition, it provides that Mr. Warby is eligible to receive an additional amount of 40% of his annual base salary in the form of a performance-based bonus as determined by Avanade. Twelve weeks’ notice must be provided by either party prior to termination of employment; however, in the case of gross misconduct on the part of Mr. Warby, Avanade UK reserves the right of summary dismissal. The Board of Directors reviews performance annually and increases base salary as warranted.

Mr. White
      Employment Agreement. The Particulars of Terms of Employment between Avanade UK and Mr. White, our General Manager, Europe, is dated May 10, 2002. It provides an annual base salary of £240,000 and qualifies him for Company stock options. In addition, it provides that Mr. White is eligible to receive an additional amount of 40% of his annual base salary in the form of a performance-based bonus as determined by Avanade. Twelve weeks’ notice must be provided by either party prior to termination of employment; however, in the case of gross misconduct on the part of Mr. White, Avanade UK reserves the right of summary dismissal. The Board of Directors reviews performance annually and increases base salary as warranted.
Financial Protection Policy
      Effective January 1, 2004, Messrs. Kilman, Kumar, Warby, and White qualified for the Company’s Financial Protection Policy. Under this policy, they are each eligible for a severance payment equivalent to one year’s base salary, plus the pro rata share of incentive compensation to which they would have been entitled if their employment had not been terminated. They are each entitled to this severance payment if the Company eliminates their position, if the Company terminates their employment within three months of certain corporate transactions or if they resign for Good Reason (as defined in the policy) from the Company.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      Pursuant to an Employees Stockholders Agreement, dated as of August 4, 2000, by and among Avanade, Accenture, Microsoft, Mitchell Hill, Ashish Kumar, Joseph VanWinkle, Andrew White, Adam Warby, Howard Kilman, Dennis Knapp, Harry Pitorak and Joyce Shui (collectively, the “Employees”), the Employees have agreed to vote all of their outstanding shares of common stock in the same proportion as how Accenture and Microsoft vote their shares of Series A Preferred Stock. In the event that either Accenture and/or Microsoft holding an aggregate of two-thirds or more of the outstanding capital stock of the Company (the “Transferring Stockholders”) elect to accept an offer to transfer a specified amount of their shares for cash or substantially all cash, then they have the right to require that all or any portion of the Employees include the same proportion of their Shares as the Transferring Stockholders in the sale. If the Transferring Stockholders decline to exercise their right to cause the Employees to sell, then one or more of the Employees have the right, at each of the options, to include the same proportion of their shares in the sale.
      Pursuant to the Third Amended and Restated Contribution and Stockholders Agreement dated as of February 14, 2005 among Accenture, Accenture Ltd., Accenture International SARL, Microsoft and Avanade (the “Contribution Agreement”), and until we complete an initial public offering of our common stock, Accenture has the right to designate four members of our board of directors (subject to limited approval rights of Microsoft) and Microsoft has the right to designate one member of our board of directors. The Microsoft designee is determined following consultations with Accenture. Microsoft also has the right to appoint two persons to attend meetings of our Board of Directors as non-voting observers. These two members are determined following consultation with Accenture. Additionally, the Contribution Agreement, among other things, requires us to obtain Microsoft’s approval of (i) the issuance by us or one of our subsidiaries of equity securities to a competitor of Microsoft; (ii) the acquisition or disposition of assets or securities of any third party in any transaction for consideration in excess of $100 million; (iii) our entry generally into any line of business or scope of business activity other than those set forth in the Contribution Agreement and any business activities reasonably related or ancillary thereto; (iv) any amendment or modification of our Certificate of Incorporation or Bylaws adversely affecting Microsoft relative to any other stockholder; (v) until the occurrence of specified events, any merger, consolidation or similar business combination of the Company with Accenture or one of its affiliates or with a competitor of Microsoft; and (vi) the repurchase or redemption of any of our equity from Accenture or one of its affiliates unless Microsoft has the right to participate in such repurchase or redemption on a pro rata basis.
      Related-party expenses include $2,799 in 2003, $8,164 in 2004, and $15,785 in 2005 for sub-contracting professional services expenses incurred with Accenture and Microsoft.
      During the year ended September 30, 2003, we loaned $150 to an employee. The loan bore a market based interest rate and was paid in full in June 2005.
      The Company subleases its Seattle office space from Microsoft under an agreement that terminates in February 2009. During the year ended September 30, 2005, the Company incurred $1,762 in net rent expense under the Microsoft lease agreement (although the Company paid Microsoft a total of $2,403 under this lease agreement for the year ended September 30, 2005, Accenture paid the Company $641 to sublease a portion of this office space during that time, effectively decreasing the Company’s rent expense under the Microsoft lease agreement to $1,762). The Company subleases office space in the majority of its locations from Accenture under varying terms. Rent incurred on leases with related parties approximates market rates for similar leases.
      Accenture guaranteed the repayment of the Company’s $10,500 loan from Microsoft. During the year ended September 30, 2004, $328 of additional interest was recorded to adjust to a market rate of interest of prime plus 3%. This additional interest has been recorded as a capital contribution from Accenture.
      In February 15, 2005, the Company entered into a Letter of Agreement with Regency Capital Partners, LLC, obtaining the services of Mark Hill, the brother of the Company’s Chief Executive Officer, Mitchell Hill, to provide strategic business development services, including assisting the Company in developing business with certain California governmental agencies. Mr. Mark Hill will be paid $7 per month for these services. This agreement may be terminated by the Company at any time.
      In July 2005, Accenture appointed Mitchell Hill as its primary representative (which is an unpaid position) to facilitate the further development of the Accenture and Microsoft relationship.
      See Note 11, “Related-Party Balances and Transactions,” in the Notes to Consolidated Financial Statements, Item 13, for more detail regarding related party transactions.

ITEM 8.	LEGAL PROCEEDINGS
      We are involved in a number of judicial and arbitration proceedings concerning matters arising in the ordinary course of our business. We do not expect that any of these matters, individually or in the aggregate, will have a material impact on our consolidated financial statements.
      We currently maintain the types and amounts of insurance customary in the industries and countries in which we operate, including coverage for professional liability, general liability and management liability. We consider our insurance coverage to be adequate both as to the risks and amounts for the businesses we conduct.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
      As of January 10, 2006, there were 1,107 holders of stock options exercisable for shares of our common stock. There is no public market for our common stock, preferred stock, or stock options. We have not paid any cash dividends on our common equity during the two most recent fiscal years and do not intend to pay any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans
      The following table summarizes information as of September 30, 2005 with respect to equity compensation plans approved and not approved by stockholders. See Item 11, “Description of the Registrant’s Securities to be Registered,” for a description of the plans.

			Number of Shares
	Number of Shares to		Remaining Available
	be Issued Upon	Weighted-Average	for Future Issuance
	Exercise of	Exercise Price of	(Excluding Shares in
Plan Category	Outstanding Options	Outstanding Options	1st Column)

Equity compensation plans not approved by stockholders:	N/A	N/A	N/A
Equity compensation plans approved by stockholders:
Employee Stock Option Plan	15,264,627	$2.89
2000 Stock Incentive Plan	7,604,842	$2.46

Total	22,869,469	$2.75	3,443,903

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES
      On January 20, 2004, we issued 187,812 shares of common stock to Ashish Kumar for $282 in cash upon the exercise of an option held by him. On November 1, 2005, we issued 50,000 shares of common stock to Ashish Kumar for $75 in cash upon the exercise of an option held by him.
      On July 23, 2004, we issued 68,399 shares of common stock to an employee for $118 in cash upon the exercise of an option held by him. These were repurchased by the Company on June 7, 2005 for $376 in cash.
      On May 13, 2005, we issued 24,992 shares of common stock to an employee for $66 in cash upon the exercise of an option held by him.
      Between July 1, 2005 and January 10, 2006, we issued 865,508 shares of common stock to employees for $1,827 in cash upon the exercise of options held by them. This includes issuances to non-employees who exercised their option to purchase shares within 90 days of their date of termination. It does not include issuances to named executive officers.
      On December 12, 2005, we issued 877,105 shares of common stock to employees for $1,868 in cash upon the exercise of an option held by them. The cash was in the form of a loan from the Company for the cost of the share exercise plus tax obligations in certain cases. The loan was made available to all employees who qualified, excluding executive officers. The loan bears a market interest rate based on the credit-worthiness of the applicant, and must be repaid upon the earlier of (a) the sale of the shares or (b) one year from the loan date.
      In each case, the issuance was effected in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, or the rules promulgated there under and/or Rule 701 promulgated under the Securities Act.

ITEM 11.	DESCRIPTION OF THE REGISTRANT’S SECURITIES TO BE REGISTERED
      We are registering shares of our common stock, par value of $0.0001 per share.
      This summary of the terms and provisions of our capital stock, Employee Stock Option Plan, and 2000 Stock Incentive Plan is not complete, and you should read our certificate of incorporation, bylaws, and each of the option plans, copies of which have been filed as exhibits to this registration statement.

Common Stock
      Our common stock is being registered by this registration statement.
      We are authorized under our articles of incorporation to issue up to 150,000,000 shares of common stock, $0.0001 par value per share. As of September 30, 2005, 2,891,313 shares of our common stock were issued and outstanding, held of record by 15 stockholders. There were outstanding options to purchase a total of 22,869,469 shares of our common stock and 74,750,903 shares of preferred stock that are convertible into 97,620,372 shares of our common stock.
      In the future, we do not intend to grant any further options to purchase shares of our common stock. As of January 10, 2006, options to purchase 21,131,649 shares of our common stock were outstanding with a weighted average exercise price of $2.79 and held by approximately 1,199 employees.
      Holders of our common stock are entitled to one vote per share and do not have cumulative voting rights. The approval of a majority of the votes of each of our common and preferred stockholder groups is required for the following matters: (a) amendment to our articles of incorporation; (b) a plan of merger, share exchange or consolidation of Avanade with any other corporation; (c) the sale, lease, exchange or other disposition by Avanade of all or substantially all of its assets; or (d) the dissolution of Avanade.
      Each common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which our Board of Directors from time to time determines to declare, subject to any preferred dividend rights attaching to any preferred shares. Each common share is entitled on a winding-up of Avanade to be paid a pro rata part of the value of the assets of Avanade remaining after payment of its liabilities, subject to any preferred rights on liquidation attaching to any preferred shares. In the case of a qualifying initial public offering of the our common stock, the common stock would automatically convert into Class A common stock on a one-for-one basis. Class A common stock would be created only in the case of a qualifying initial public offering and would have the same rights as existing common shares. There are no redemption or sinking fund provisions applicable to the common stock.
      Employee holders of the our common stock have put rights that compel the purchase of vested stock by the Company at fair market value under certain conditions. Non-employee holders of common shares do not have put rights similar to those of employee holders of common stock.
      See “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” for further information on our common stock and see below under “Options” for further information on our common stock, including, among other things, certain transfer restrictions.
Put Rights
      Before any employee may sell or otherwise transfer shares of common stock, the Company generally has a right of first refusal to purchase those shares subject to specified terms and conditions. In addition, the Company and each employee has certain rights to cause the sale of the shares owned by that employee to the Company. The Company has the right to repurchase any or all shares held by an employee, at the Company’s sole discretion, at the fair market value of such shares on the date of such repurchase. In addition, each employee has certain rights to cause the Company to purchase the shares from the employee at their fair market value on the date of purchase. No party may seek to invoke the right of first refusal, or repurchase or put rights earlier than six months and 1 day following the date the shares were acquired by the employee.
Preferred Stock
      We are not registering shares of our preferred stock by this registration statement.
      We are authorized under our articles of incorporation, without further action by the stockholders, to issue up to 105,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.
      As of September 30, 2005, 74,750,903 shares of our Convertible Series A preferred stock were issued and outstanding.
      The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.
      Holders of the Convertible Series A preferred stock have preferential rights over common stockholders to non-cumulative dividends at a rate of $0.63 (8%) per share per annum, when and if declared by the Company’s Board of Directors. The Convertible Series A preferred stockholders have the right to one vote for each share of common stock into which the Convertible Series A preferred stock could be converted and, with respect to that vote, have full voting rights and powers equal to those of the holders of common stock. In the event of liquidation, the holders of the Convertible Series A preferred stock have preferential rights over common stockholders to liquidation payments at the original issue price plus declared but unpaid dividends. The preferred stockholders also have right of participation to purchase a pro rata share of any equity security offering.
      The Convertible Series A preferred stock is convertible into common stock at approximately $7.86 per share at the option of the holder at any time. In the case of a qualifying IPO of the Company’s common stock, the Convertible Series A preferred stock would automatically convert into Class B common stock. Class B common stock would be created only in the case of a qualifying IPO and would have the same rights as existing common shares, with the exception that Class B shares would have three votes per share.
      The approval of holders of a majority of shares of Convertible Series A preferred stock is required before the Company can effect or validate the following actions: (i) any reclassification or recapitalization of its common stock outstanding involving a change in the common stock, or any increase or decrease in the authorized number of shares of preferred stock; and (ii) any increase in the authorized amount of any class of shares or series of equity securities of the Company ranking equal to or senior to the shares of Convertible Series A preferred stock in liquidation preference, voting, or dividends.
      On December 21, 2001 Microsoft, Accenture and the Company entered into a Stock Repurchase Agreement, a Stock Purchase Agreement and a Second Amended and Restated Contribution and Stockholders Agreement. This resulted in the purchase and subsequent retirement by the Company of 26,385,224 shares of Avanade Convertible Series A preferred stock from Microsoft for $100,000. Microsoft subsequently used the proceeds to pay the Company amounts owed from the original capitalization of the Company.
      On February 14, 2005 Microsoft, Accenture and the Company entered into a Stock Purchase Agreement and the Third Amended and Restated Contribution and Stockholders Agreement. This resulted in Microsoft acquiring 1,136,127 shares of Avanade Convertible Series A Preferred stock in exchange for cancellation of $5,646 of the Company’s note payable to Microsoft. Also as a result of the amendment, Accenture now has the right to purchase substantially all of the remaining outstanding shares of the Company not owned by Accenture at fair market value if certain events occur.
Options
      In July 2000, the stockholders adopted two stock option plans: the Employee Stock Option Plan and the 2000 Stock Incentive Plan, which provide for the grant of up to 25,000,000 shares of common stock in the form of options or equity-related awards. In 2003, the Board of Directors subsequently increased the number of shares that can be granted in the form of options or equity-related awards to 30,000,000 shares of common stock. Generally, the options vest over a four-year period, with 25% vesting the first anniversary of the date of grant and the remainder vesting monthly thereafter. Employee holders of the Company’s common stock have put rights that compel the purchase of vested stock by the Company at fair market value under certain conditions. Employees that hold options to purchase Company common stock have put rights that compel the purchase of vested stock by the Company at fair market value under certain conditions. All put rights were granted to employees in accordance with the terms of the Company’s employee stock option plans and are described more fully in Note 5, “Redeemable Common Stock and Employee Stock Options,” in the Notes to Consolidated Financial Statements, Item 13. See also Note 6, “Stockholders’ Equity,” in the Notes to Consolidated Financial Statements, Item 13, for further information on the Company’s options.

Employee Stock Option Plan
      Under the Employee Stock Option Plan (“ESOP”), employees may be granted options only, which may be either an incentive stock option or a nonqualified stock option (as defined in the ESOP). The ESOP does not permit the issuance of stock appreciation rights or other awards. Options may be awarded under the ESOP only to persons employed by Avanade or any subsidiary of Avanade. Members of the Board of the Directors are eligible under the ESOP only if they are full-time employees of Avanade.
      Effective July 1, 2005, all vested options granted under the ESOP are exercisable. Unvested options, as well as options granted in the future under the ESOP, will become exercisable as they vest.
      The ESOP is administered by the Board of Directors. The Board of Directors has delegated its authority to administer the ESOP, as permitted under the ESOP, to its compensation committee. Until the effective date of a qualified initial public offering, and so long as Microsoft and Accenture each continue to own Avanade stock that possesses at least 20% of the voting power of all outstanding securities of Avanade, the compensation committee will be comprised of one board member designated by Microsoft and one board member designated by Accenture. Our compensation committee, as plan administrator, has discretion to determine which employees receive options, the terms and conditions of such options, interpret the ESOP, establish any rules or regulations necessary or appropriate for administration of the ESOP, and make such other determinations and take such actions as it deems necessary or advisable.
      Upon an option exercise by an employee under and pursuant to the ESOP, the employee must make certain certifications, representations, warranties and agreements with respect to the purchase of the shares of common stock as agreed upon in an Investment Representation Statement, a copy of which has been provided as an exhibit to this registration statement. Pursuant to such Investment Representation Statement, among other things, the purchased shares of common stock may only be voted with and in proportion to how those investors named as parties to the Employees Stockholders Agreement, dated as of August 4, 2000, vote their shares of Series A Preferred Stock. See Item 7, “Certain Relationships and Related Transactions,” for more information on the Employees Stockholders Agreement.

2000 Stock Incentive Plan
      Awards under the 2000 Stock Incentive Plan (“SIP”) may be options or equity-related awards. Awards under the SIP may be granted only to employees of Avanade or any subsidiary and to members of the Board of Directors. Incentive stock options may be granted only to employees of Avanade or any subsidiary.
      The SIP is also administered by the Board of Directors’ compensation committee. The compensation committee has the discretion to allow unvested options granted under the SIP to be exercised early. If, prior to certain triggering events (as described in the SIP), an optionee’s employment terminates with Avanade, such optionee has the opportunity to exercise all of his or her options that were granted under the SIP, whether vested or unvested.
      Below is a summary of material terms of both the ESOP and SIP (collectively, the “Plans”):

•	An option gives the option holder the right to purchase shares at a stated price for a specified period of time. Each option will be documented in a stock option agreement designating, among other terms and conditions, whether the option is an incentive stock option or a nonqualified stock option, and the conditions under which an option will become vested and exercisable.

•	The plan administrator determines the per share exercise price under each option which will not be less than the fair market value (as defined in the Plans) of the shares on the grant date with respect to incentive stock options (or 110% of the fair market value of the shares on the grant date with respect to incentive stock options for any 10% employee stockholder).

•	The term of each option will be fixed by the plan administrator but will not exceed ten years (five years for incentive stock options awarded to any 10% employee stockholder). In no event will an option be exercisable after it has expired.

•	Any portion of an option that is not vested on the date of termination of the option holder’s employment will expire on such date.

•	Options may not be transferred, except by will or the laws of descent and distribution, and are exercisable only by the option holder during the lifetime of the option holder.

•	In the event of certain corporate transactions, each option will be (i) assumed or an equivalent right for the purchase of shares of the capital stock of the successor corporation will be substituted by the successor corporation, which option or right will vest in accordance with the same vesting schedule applicable to the option or (ii) replaced with a cash incentive program of the successor corporation.

•	If a qualified initial public offering or a merger transaction has not occurred prior to July 1, 2005, the options will become exercisable in accordance with their vesting schedules. From that date until the date of a qualified initial public offering,

•	all shares issued pursuant to an option will be subject to repurchase by Avanade, at Avanade’s sole discretion, at the fair market value of such shares on the date of such repurchase;

•	Avanade will have the right of first refusal with respect to any proposed sale or other disposition of any shares issued pursuant to an option; and

•	the shares issued pursuant to the exercise of an option will be entitled to certain put rights to compel the purchase of the shares by Avanade.

These rights are subject to the shares being held for over six months and a day and are only available during certain defined periods.

•	In the event of any change in Avanade’s corporate or capital structure resulting in (i) the outstanding shares of Avanade being exchanged for a different number or kind of securities or (ii) new, different or additional securities being received by the holders of shares of Avanade common stock, then the plan administrator will make proportional adjustments in (A) the maximum number and kind of securities issuable under the Plans and issuable as incentive stock options under the Plans and (B) the number and kind of securities that are subject to any outstanding option and the per share price of such securities, without any change in the aggregate price to be paid therefor.

•	In the event of the proposed dissolution or liquidation of Avanade, outstanding options will terminate immediately prior to the consummation of such proposed action, and stock awards subject to a forfeiture provision will be forfeited automatically immediately prior to the consummation of such proposed action, unless otherwise provided by the plan administrator.
      See Note 6, “Stockholders’ Equity,” in the Notes to Consolidated Financial Statements, Item 13, for further information on the Company’s options.
Washington Law
      We are organized under Washington law. Some provisions of Washington law may delay or prevent a transaction that would cause a change in our control. The Washington Business Corporation Act (the “WBCA”), with certain exceptions, (i) generally requires an affirmative vote of two-thirds of all votes entitled to be cast by each voting group entitled to vote as a separate group to approve a merger, share exchange or a sale of all or substantially all of the Company’s assets not in the ordinary course of business and (ii) provides for dissenter’s rights under several of the same circumstances. No amendment to our articles of incorporation reducing to less than two-thirds the percentage of votes necessary to approve a merger, share exchange, sale of assets not in the ordinary course of business or dissolution is effective unless such amendment is approved by two-thirds of all the votes entitled to vote.
      In addition, Chapter 23B.19 of the WBCA prohibits a corporation, with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons that beneficially owns 10% or more of the corporation’s outstanding voting securities for a period of five years after such an acquisition unless a majority of the directors approves, prior to the acquisition date, either the significant business transaction or the purchase of shares made by the acquiring person or group of persons acting in concert or under common control on the acquisition date. The prohibited significant business transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from such person or groups of persons, or allowing such person or group of persons to receive any disproportionate benefit as a stockholder.
      These provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
      The WBCA and Avanade’s Restated Articles of Incorporation provide for indemnification of Avanade’s directors and officers for liabilities and expenses that they may incur in such capacities. Under Avanade’s Restated Articles of Incorporation, indemnification shall not be provided to any director or officer for (i) acts or omissions adjudged to be intentional misconduct or a knowing violation of law, (ii) a violation of Section 23B.08.310 of the WBCA, or (iii) any transaction from which the director or officer personally receives a benefit in money, property, or services to which the director or officer is not legally entitled.
      There is no pending litigation or proceeding involving a director, officer, employee, or other agent of Avanade as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee, or other agent.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
AVANADE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Consolidated Balance Sheets as of September 30, 2004 and 2005	F-3
Consolidated Statements of Operations for the Years Ended September 30, 2003, 2004 and 2005	F-4
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the Years Ended September 30, 2003, 2004 and 2005	F-5
Consolidated Statements of Cash Flows for the Years Ended September 30, 2003, 2004 and 2005	F-6
Notes to Consolidated Financial Statements	F-7
Restated Articles of Incorporation
Amended and Restated Bylaws
Form of Employee Stockholders Agreement
Employee Stock Option Plan
Investment Representation Statement
2000 Stock Incentive Plan
Third Amended and Restated Contribution and Stockholders Agreement
Stock Repurchase Agreement
Stock Purchase Agreement
Stock Purchase Agreement
Early Exercise Notice and Stock Purchase Agreement
Employment Agreement - Mitchell C. Hill
Employment Agreement - Howard Kilman
Employment Agreement - Ashish Kumar
Employment Agreement - Adam Warby
Employment Agreement - Andrew White
Form of Financial Protection Policy
Form of Business Protection Plan
List of Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Avanade Inc.:
      We have audited the accompanying consolidated balance sheets of Avanade Inc. and its subsidiaries as of September 30, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avanade Inc. and its subsidiaries as of September 30, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Seattle, Washington
January 18, 2006

AVANADE INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2004 and 2005
(In thousands of U.S. dollars, except share and per share amounts)

	2004	2005

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,630	$55,256
Receivables from clients, net of allowances of $843 and $1,432, respectively	9,498	16,125
Due from related parties	40,861	43,433
Unbilled services to clients	15,155	15,451
Unbilled services to related parties	26,591	18,630
Deferred income taxes	377	450
Other current assets	3,329	4,647

Total current assets	114,441	153,992

NON-CURRENT ASSETS:
Restricted cash equivalents	292	278
Property and equipment, net	9,518	11,084
Goodwill	9,267	11,975
Other intangible assets, net	2,451	2,440
Deferred income taxes	555	117
Other non-current assets	946	668

Total non-current assets	23,029	26,562

TOTAL ASSETS	$137,470	180,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable to related parties	$15,371	—
Due to related parties	3,132	6,654
Accounts payable	8,252	12,748
Accrued compensation	22,289	30,177
Deferred revenues	3,866	3,817
Accrued expenses	12,493	14,259
Income taxes payable	4,909	6,801
Other current liabilities	371	283

Total current liabilities	70,683	74,739
NON-CURRENT LIABILITIES	1,598	780

Commitments and contingencies
REDEEMABLE COMMON STOCK AND EMPLOYEE STOCK OPTIONS	43,974	75,380

STOCKHOLDERS’ EQUITY:
Convertible Series A preferred stock, par value of $0.0001 per share (aggregate liquidation preference of $578,402 and $587,329 as of September 30, 2004 and 2005, respectively), 105,000,000 shares authorized; 73,614,776 and 74,750,903 shares issued and outstanding as of September 30, 2004 and 2005, respectively	7	7
Common stock, par value of $0.0001 per share, 150,000,000 shares authorized; 2,645,264 and 2,891,313 shares issued and outstanding as of September 30, 2004 and 2005, respectively	—	—
Additional paid-in capital	248,338	226,654
Deferred stock-based compensation	(475)	(1,728)
Accumulated deficit	(232,485)	(201,073)
Accumulated other comprehensive income	5,830	5,795

Total stockholders’ equity	21,215	29,655

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$137,470	180,554

The accompanying notes are an integral part of these consolidated financial statements.

AVANADE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30, 2003, 2004 and 2005
(In thousands of U.S. dollars)

	2003	2004	2005

REVENUES:
Revenues before reimbursements:
Related parties	$106,528	$186,265	$287,037
Other	65,983	91,336	100,277

	172,511	277,601	387,314

Reimbursements:
Related parties	8,135	12,383	18,064
Other	8,173	9,100	16,933

	16,308	21,483	34,997

Revenues	188,819	299,084	422,311

OPERATING EXPENSES:
Cost of services:
Cost of services before reimbursable expenses	118,863	184,381	262,436
Reimbursable expenses	16,308	21,483	34,997

Cost of services	135,171	205,864	297,433
Selling, general and administrative	54,668	66,415	77,937
Restructuring and asset impairment costs (benefits)	204	1,633	(21)

Total operating expenses	190,043	273,912	375,349

OPERATING INCOME (LOSS)	(1,224)	25,172	46,962
Interest income	468	205	925
Interest expense	(181)	(893)	(560)
Investment losses, net	(130)	(354)	(2,033)
Other (expenses) income, net	225	96	(1,752)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(842)	24,226	43,542
Provision for income taxes	838	7,688	12,270

INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,680)	16,538	31,272
Income (loss) from discontinued operations including tax expense of $70, $33, and $2, respectively	(1,134)	(2,085)	140

NET INCOME (LOSS)	$(2,814)	$14,453	$31,412

The accompanying notes are an integral part of these consolidated financial statements.

AVANADE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (LOSS)
For the Years Ended September 30, 2003, 2004, and 2005
(In thousands of U.S. dollars, except share amounts)

	Preferred Stock		Common Stock					Accumulated
					Additional	Deferred		Other	Total
		No.		No.	Paid-In	Stock-Based	Accumulated	Comprehensive	Stockholders’
	Amount	Shares	Amount	Shares	Capital	Compensation	Deficit	Income	Equity

Balance at September 30, 2002	$7	73,614,776	$—	2,439,053	$281,196	$(279)	$(244,124)	$1,598	$38,398
Comprehensive loss:
Net loss							(2,814)		(2,814)
Foreign currency translation adjustments								2,426	2,426
Unrealized net loss on derivative instruments								(5)	(5)

Comprehensive loss									(393)
Repurchase of common stock				(50,000)	(144)				(144)
Change in redeemable common stock and options					(6,812)				(6,812)
Stock-based compensation expense						202			202

Balance at September 30, 2003	7	73,614,776	—	2,389,053	274,240	(77)	(246,938)	4,019	31,251
Comprehensive income:
Net income							14,453		14,453
Foreign currency translation adjustments								1,811	1,811

Comprehensive income									16,264
Accenture contributions					1,566				1,566
Change in redeemable common stock and options					(28,517)				(28,517)
Stock-based compensation expense						252			252
Employee stock options granted					650	(650)			—
Exercise of stock options				256,211	399				399

Balance at September 30, 2004	7	73,614,776	—	2,645,264	248,338	(475)	(232,485)	5,830	21,215
Comprehensive income:
Net income							31,412		31,412
Foreign currency translation adjustments								(35)	(35)

Comprehensive income									31,377
Issuance of preferred stock		1,136,127			5,646				5,646
Accenture contributions					328				328
Change in redeemable common stock and options					(31,406)				(31,406)
Stock-based compensation expense						1,570			1,570
Income tax benefit on stock-based compensation plans					694				694
Employee stock options granted					3,063	(3,063)			—
Employee stock options forfeited					(240)	240			—
Exercise of stock options				314,448	606				606
Repurchase of common stock				(68,399)	(375)				(375)

Balance at September 30, 2005	$7	74,750,903	$—	2,891,313	$226,654	$(1,728)	$(201,073)	$5,795	$29,655

The accompanying notes are an integral part of these consolidated financial statements.

AVANADE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2003, 2004 and 2005
(In thousands of U.S. dollars)

	2003	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,814)	$14,453	$31,412
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	9,052	8,384	6,808
Non-cash related party interest expense	141	841	484
Stock based compensation expense	202	252	1,570
Loss (gain) on investments, net	527	(113)	(231)
Loss on disposal of property and equipment	—	278	6
Loss on impairment of assets	—	766	—
Income tax benefit on stock-based compensation plans	—	—	694
Deferred income tax expense (benefit)	—	(919)	291
Changes in operating assets and liabilities, net of assets acquired in business combinations:
Receivables from clients, net	(1,001)	(574)	(6,404)
Due from related parties	(5,362)	(25,536)	(2,778)
Unbilled services to clients	(2,742)	(3,410)	(743)
Unbilled services to related parties	(6,200)	(13,634)	7,571
Other current assets	(680)	208	289
Other non-current assets	437	289	241
Due to related parties	720	1,480	3,457
Accounts payable	(964)	445	3,597
Accrued compensation	2,800	7,169	8,532
Accrued expenses	(3,472)	3,675	2,447
Deferred revenues	1,042	2,467	98
Income taxes payable	113	4,716	2,121
Other current liabilities	(851)	993	(98)

Net cash provided by (used in) operating activities	(9,052)	2,230	59,364

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of fixed assets	—	71	10
Purchases of property and equipment	(2,085)	(3,853)	(7,098)
Transfer from restricted cash equivalents	4,854	1,546	23
Acquisition of business, net of cash acquired	(4,216)	278	(4,614)

Net cash used in investing activities	(1,447)	(1,958)	(11,679)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of capital lease obligations	(708)	(772)	(48)
Payment on short-term notes payable	(1,702)	—	—
Proceeds from exercise of stock options	—	399	606
Proceeds from short-term borrowing from related party	—	5,000	—
Repayment of short-term borrowing from related party	—	—	(5,000)
Payment of note payable to related party	—	—	(4,853)
Repurchase of common stock	(144)	—	(375)

Net cash provided by (used in) financing activities	(2,554)	4,627	(9,670)

Effect of exchange rate changes on cash and cash equivalents	1,080	733	(1,389)

Net increase (decrease) in cash and cash equivalents	(11,973)	5,632	36,626
Cash and cash equivalents at beginning of period	24,971	12,998	18,630

Cash and cash equivalents at end of period	$12,998	$18,630	$55,256

Supplemental cash flow information:
Cash paid for interest	$24	$27	$104
Cash paid for income taxes	711	3,912	10,378
Non-cash investing and financing activities:
Capital contributions from Accenture	$—	$1,130	$—
Convertible Series A preferred stock issued to Microsoft for note payable	—	—	5,646
The accompanying notes are an integral part of these consolidated financial statements.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)

(1)	DESCRIPTION OF BUSINESS
      Avanade Inc. (a Washington state corporation) (“Avanade” or “the Company”) provides services focused on the design, development, integration, and deployment of business solutions on the Microsoft enterprise platform. The Company has a worldwide presence with operations and subsidiaries in the United States, Canada, United Kingdom, Germany, France, Belgium, Spain, Italy, the Netherlands, Singapore, Malaysia, Thailand, India, and Australia.
      The Company is a consolidated subsidiary of Accenture Ltd (“Accenture”). Accenture owns approximately 76% of the Company’s outstanding stock at September 30, 2005. Microsoft owns approximately 20% of the outstanding stock, and the balance is held by Avanade employees, in each case at September, 2005.
      The Company is subject to the risks and challenges associated with other companies at a similar state of development including dependence on key individuals, related party revenues and financing, and competition from larger consulting services companies which have greater financial and marketing resources. Management believes, based on the amount of cash on hand and available borrowings under its $25,000 line of credit with Accenture which can be terminated by Accenture at any time and without notice, and cash expected to be generated from operations, that the Company will have sufficient funds to enable it to meet its cash requirements, including those associated with the put provisions contained within its employee stock option plans discussed in Note 5, to operate through the next twelve months.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material account balances and transactions between Avanade and its subsidiaries have been eliminated.

Certain Reclassifications
      Certain prior year amounts have been reclassified to conform with the current period presentation. These items include the reclassification of certain expenses from selling, general and administrative to cost of sales, and the redistribution of direct third-party revenues to related-party revenues. These reclassifications had no impact on income (loss) from operations or net income (loss).

Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management’s best knowledge of current events and actions that Avanade may undertake in the future, actual results may differ from the estimates.

Translation of Foreign Currency
      The functional currency of the Company’s foreign subsidiaries is the applicable local currency. Assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, and cash flows are translated using the average rates of exchange prevailing during the reporting period. Adjustments resulting from the translation of foreign currency financial statements are reflected within accumulated other comprehensive income as a component of stockholders’ equity.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
      Net gains (losses) on foreign currency transactions of $186, $265, and ($1,938) for the years ended September 30, 2003, 2004, and 2005, respectively, are included in other (expenses) income, net. The year ended September 30, 2005, reflects the foreign currency transaction effect of an inter-company note with a notional amount of 57 million British pounds, established on October 5, 2004.

Revenue Recognition
      Revenues from contracts for services are recognized on the percentage-of-completion method in accordance with American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. This method is followed where reasonably dependable estimates of revenues and costs applicable to various elements of a contract can be made. Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the period in which they are first identified. Approximately 90% of the Company’s revenue contracts are time and materials arrangements and the remainder are fixed fee arrangements.
      In limited instances where the Company sells software and/or hardware in conjunction with services, revenues are allocated based on the fair value of the elements in accordance with Emerging Issues Task Force (“EITF”) Abstracts Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. If the fair value of the undelivered element(s) within a multiple elements contract cannot be determined, revenue is deferred. Multiple element contracts represent an immaterial portion of our revenues.
      The Company follows EITF No. 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent”. The majority of the Company’s revenue contracts are recorded on the gross basis pursuant to the guidance in EITF No. 99-19.
      Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.
      Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met. Revenues before reimbursements include the margin earned on sales of computer hardware and software. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenues, and an equivalent amount of reimbursable expenses are included in cost of services.

Research and Development
      Research and development costs are expensed as incurred. Research and development costs were $3,083, $2,590, and $3,873 for the years ended September 30, 2003, 2004, and 2005, respectively.

Advertising
      Advertising costs are expensed as incurred. Amounts for the years ended September 30, 2003, 2004, and 2005 were $161, $195, and $172, respectively.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)

Cash and Cash Equivalents and Restricted Cash Equivalents
      Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less at the date of purchase. The amounts are recorded at cost, which approximates fair market value. Restricted cash equivalents of $292 and $278 as of September 30, 2004 and 2005, respectively, are in connection with lease obligations and certain government contracts.

Financial Instruments
      In the normal course of business, the Company uses foreign currency forward contracts to manage its exposure to the variability of exchange rates for the Euro, British pound, and Australian dollar. These instruments are generally short-term in nature, with maturities of less than one year, and are subject to fluctuations in foreign exchange rates and credit risk. From time to time, the Company enters into forward contracts that are of a longer-term nature. Credit risk is managed through careful selection and ongoing evaluation of the financial institutions utilized as counterparties. The financial instruments are recorded at estimated fair value or amounts that approximate fair value, with changes to fair value recorded in investment losses, net.
      Avanade does not have any material derivatives designated as hedges historically and had none in the years ended September 30, 2004 and 2005 as defined by Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.
      Foreign currency forward contracts are recorded on the balance sheets at fair value and marked to market through the consolidated statements of operations in the caption “investment losses, net.” The following table summarizes the fair value of the Company’s foreign currency forward contracts:

	As of
	September 30,

	2004	2005

Included in other current assets	$25	$1,626
Included in other current liabilities	128	2
      Other current assets as of September 30, 2005 includes $1,615 recorded for the fair value of foreign currency forward contracts that were entered into to offset the Company’s exposure to changes in foreign currency exposure on a British pound-denominated loan between Avanade Inc. and one of its subsidiaries.

Certain Concentrations

Credit Risk
      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of its holdings of cash, short-term investments, and derivatives. The Company’s credit risk is managed by investing in cash and short-term investments in high-quality money market instruments and securities of the U.S. Government and its agencies and high-quality corporate issuers. The Company also monitors the stability of the financial institutions used, including those used as a counter-party for derivatives and diversification of its financial resources.
      The Company regularly invests funds in excess of its needs in money market instruments. These instruments are generally uninsured and subject to investment risk. Included in cash and cash equivalents and restricted cash equivalents were amounts held in money market instruments totaling $4,001 and $37,521 at September 30, 2004 and 2005, respectively.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)

Customers
      For the years ended September 30, 2003, 2004, and 2005, 62%, 67%, and 74%, respectively, of the Company’s revenues before reimbursements was derived from subcontracts with Accenture and Microsoft. Additionally, during the years ended September 30, 2003, 2004, and 2005, one project represented 10%, 6%, and 2% of the Company’s consolidated revenue and 18%, 11%, and 3% of the Company’s Americas revenue, respectively.

Services
      The Company is committed to using Microsoft-based technologies as the basis of its services. As a result, the Company is subject to a number of risks, including the risk that general acceptance of competitive products may put it at a competitive disadvantage to other consulting companies that are able to focus on such non-Microsoft-based technology. The Company is dependent, in part, upon continued growth in the use of Microsoft-based technology by its customers and prospective customers and this demand for Microsoft-based technologies may grow at a reduced rate or decrease, thus reducing the market for its services. The Company may be subject to a perceived narrow focus that may limit its ability to attract new customers. The Company has access to certain Microsoft assets and information and loss of that access could result in a negative impact to its business.

Receivables from Clients, net
      The Company carries its client receivables at their face amounts less an allowance for doubtful accounts and sales allowances. On a periodic basis, the Company evaluates its receivables and establishes its allowances based on historical experience, known troubled accounts and other available information.

Property and Equipment
      Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Equipment	3 years
Software	2 to 5 years
Furniture and fixtures	3 to 10 years
Leasehold improvements	Term of lease, 15 years maximum
      As of September 30, 2004 and 2005, the Company had unamortized internal use software costs of $2,313 and $1,742, respectively.

Long-Lived Assets
      Long-lived assets, including amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets or groups of assets is assessed by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If estimated undiscounted future net cash flows are less than the carrying amount, the asset is considered impaired and expense is recorded at an amount required to reduce the carrying amount to fair value.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)

Goodwill and Other Intangible Assets
      Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.
      Intangible assets amortization is computed using the straight-line method over the estimated useful lives of the related assets ranging from 1 to 20 years.

Income Taxes
      Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.
      Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against net deferred tax assets if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Stock-Based Compensation
      The Company has elected to apply the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, and applies Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for its stock option plans. Accordingly, the Company’s employee stock-based compensation is recognized based on the intrinsic value of the stock option on the date of grant. The Company has not granted equity instruments in exchange for goods or services to non-employees. Beginning October 1, 2005, the Company will be required to record compensation expense for its employee stock options as a result of a revision to SFAS No. 123 issued in December 2004.
      Had compensation expense for employee stock options granted under the Company’s stock incentive plans been determined based on fair value at the grant date consistent with SFAS No. 123 with stock options expensed using straight-line and accelerated expense attribution methods as described in Note 5, the Company’s net income (loss) would have been reduced to the pro forma amounts as indicated below:

	Year Ended September 30,

	2003	2004	2005

Net income (loss) as reported	$(2,814)	$14,453	$31,412
Add: Stock-based compensation expense already included in net income (loss) as reported, net of tax	202	222	1,534
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(4,505)	(4,771)	(10,899)

Pro forma net income (loss)	$(7,117)	$9,904	$22,047

      The Company’s historical disclosure of pro forma stock based compensation expense under SFAS No. 123 included a number of inaccuracies that have been corrected in the revised disclosures contained below. The most significant inaccuracies included: 1) the use of “minimum value method” in periods that the Company met the definition of being a “public company” as defined in SFAS No. 123 (as a controlled subsidiary of Accenture, an entity whose equity securities trade in a public market), 2) accounting

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
for forfeitures associated with compensation expense historically recognized on unvested options, 3) the method and term for expense recognition for options issued under the Company’s Employee Stock Option Plan which are subject to the July 1, 2005 exercise date discussed in Note 5, and 4) the estimated option lives used for calculating the underlying fair value of granted options. A comparison of the revised amounts relative to the previously reported amounts is shown below:

	Year Ended
	September 30,

	2003	2004

Previously reported stock-based compensation expense, determined under fair value based methods, net of tax	$2,069	$1,768
Revised stock-based compensation expense, determined under fair value based methods, net of tax	4,505	4,771
      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended
	September 30,

	2003	2004	2005

Expected life (in years)	6.5	6.2	6.0
Risk-free interest rate	3.54%	3.82%	3.90%
Expected volatility	69%	58%	55%
Expected dividend yield	0%	0%	0%

Accumulated Other Comprehensive Income
      Accumulated other comprehensive income consisted of:

	As of
	September 30,

	2004	2005

Foreign currency translation adjustments	$5,830	$5,795
      In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment.” This Statement is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow, as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from what would have been reported under prior accounting rules. SFAS No. 123R is effective for the first annual reporting period that begins after June 15, 2005.
      Avanade adopted SFAS No. 123R on October 1, 2005, using the Statement’s modified prospective method. Adoption of SFAS No. 123R will not affect Avanade’s total cash flows or financial position, but it will reduce reported income because Avanade currently uses the intrinsic value method as permitted by APB No. 25. Accordingly, minimal compensation expense is currently recognized for share purchase rights granted under the Company’s stock option plans.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
      Specifically, adopting SFAS No. 123R will result in Avanade recording compensation expense for employee stock options. Had Avanade expensed employee stock options under SFAS No. 123 (the impact of which the Company believes would have been comparable to having expensed employee stock options under SFAS No. 123R) for the year ended September 30, 2005, the following reported items would have been reduced: Income before income taxes by $9,862 and Net income by $9,365.

(3)	RESTRUCTURING COSTS
      During the years ended September 30, 2003, 2004, and 2005, the Company recognized restructuring costs of approximately $204, $901, and a benefit of $21, respectively, for leased facilities that are no longer required in current operations and were, therefore, closed or abandoned. The restructuring costs were primarily for facilities located in the United States, Brazil, and Australia. In connection with these closed and abandoned facilities, the Company recorded asset impairment charges primarily related to leasehold improvements of $0, $459, and $0 for the years ended September 30, 2003, 2004, and 2005, respectively. All restructuring expenses and related asset impairment charges were recognized in the consolidated statements of operations in the “restructuring and asset impairment costs (benefits)” caption (such caption also includes other asset impairment charges that were unrelated to restructuring efforts).
      During the year ended September 30, 2004, the Company subleased an abandoned and closed facility to Accenture. The Company recorded a capital contribution and corresponding reduction in accrued facilities costs of $1,015, representing the excess of sublease revenue to be received from Accenture over prevailing market rates for the remaining lease term.
      The Company’s restructuring activity is summarized as follows:

	Closed and	Asset
	Abandoned	Impairment
	Facilities	Charges	Total

Liability at September 30, 2002	$6,855	$—	$6,855
Additional provision	204	—	204
Increase due to acquisition	31	—	31
Utilized	(3,108)	—	(3,108)

Liability at September 30, 2003	3,982	—	3,982
Additional provision(1)	901	459	1,360
Accenture contribution — Seattle facility	(1,015)	—	(1,015)
Utilized	(2,077)	(459)	(2,536)

Liability at September 30, 2004	1,791	—	1,791
Utilized	(904)	—	(904)

Liability at September 30, 2005	$887	$—	$887

(1)	Includes $34 of impairment charges related to discontinued operations (See Note 8).
      The restructuring liabilities at September 30, 2005 were $887, of which $642 was included in accrued expenses and $245 was included in other non-current liabilities.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)

(4)	PROPERTY AND EQUIPMENT
      Property and equipment, net consists of the following:

	As of September 30,

	2004	2005

Property and equipment	$21,436	$25,514
Software	7,346	7,931
Furniture and fixtures	2,485	2,549
Leasehold improvements	4,926	5,007

	36,193	41,001
Less accumulated depreciation and amortization	(26,675)	(29,917)

	$9,518	$11,084

(5)	REDEEMABLE COMMON STOCK AND EMPLOYEE STOCK OPTIONS

Common Stock and Employee Put Options
      Employee holders of the Company’s common stock have put rights that compel the purchase of vested stock by the Company at fair market value under certain conditions. Employees that hold options to purchase Company common stock also have similar put rights, but have not yet acquired the underlying stock. All put rights were granted to employees in accordance with the terms of the Company’s employee stock option plans and are described more fully below.
      Vested common stock held by employees is recorded at the current fair value on the Company’s balance sheets, while options held by employees are recorded at the current intrinsic value of those options. The total of the fair value of vested common stock held by employees and the intrinsic value of the options represents the estimated cash outlay required to satisfy put options outstanding, which are recorded as temporary equity as services are rendered. Changes in fair and intrinsic value are recorded as adjustments to additional paid-in capital.
      The Company’s redeemable common stock and employee stock options consist of the following:

	As of September 30,

	2004	2005

Vested common stock subject to put rights	$12,923	$17,752
Intrinsic value of stock options	31,051	57,628

	$43,974	$75,380

Overview of Stock Option Plans
      The Company has two stock option plans — the 2000 Stock Incentive Plan and the Employee Stock Option Plan (collectively, the “Plans”) — that provide for the grant of up to 30,000,000 shares of common stock in the form of options or equity-related awards. Under the terms of the Plans the Company’s Board of Directors is required to determine the value of the Company’s common stock as of March 31 and September 30 each year (“Semi-annual Valuations”).
      Generally, options granted under the Plans vest over a four-year period, with 25% vesting the first anniversary of the date of grant and the remainder vesting monthly thereafter. All options expire no later than ten years from the date of grant. Incentive stock options are granted at not less than the fair market value of

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
the stock on the date of grant, and nonqualified stock options are granted at prices determined at the discretion of the plan administrator, but not less than 85% of the fair market value of the stock on the date of grant. To date, all options granted have been nonqualified stock options.
      Under the terms of the Plans, in the event a qualified initial public offering (“IPO”) or a merger transaction other than with a related party has not occurred prior to July 1, 2005, then beginning July 1, 2005 (i) all vested stock issued pursuant to awards granted under the Plans will be subject to repurchase by the Company, at the Company’s sole discretion, at fair market value, (ii) the Company will have the right of first refusal with respect to any proposed sale or other disposition of stock issued pursuant to an option and (iii) stock issued pursuant to awards granted under the Plans are entitled to certain put rights of the holder that compel the purchase of the stock by the Company at the fair market value. The rights described above require that the employee hold the shares for a period greater than six months and one day and may only be exercised during the 30 day periods following Semi-annual Valuations.

2000 Stock Incentive Plan
      Under the terms of the 2000 Stock Incentive Plan (“SIP”) the Company is authorized to grant fully vested common stock and options to purchase common stock.
      The plan administrator has the discretion to allow unvested options granted under the SIP to be early exercised. Upon employee termination, the Company has the right to repurchase any or all of the unvested shares at the per-share exercise price paid by the employee for the unvested shares.
      If, prior to certain triggering events, including the earlier of (i) the filing of an IPO, (ii) a merger transaction other than with a related party, or (iii) July 1, 2005, an option holder’s employment with the Company ceases, all options held, whether vested or unvested, are forfeited automatically upon termination of employment, provided however that employees have an opportunity to exercise their vested options. In addition, prior to these triggering events, all vested stock issued pursuant to awards granted under the SIP will be subject to repurchase by the Company at fair market value, provided the employee held the shares for a period greater than six months and one day and may only be repurchased during the 30 day periods following Semi-annual Valuations.

Employee Stock Option Plan
      Options granted under the Employee Stock Option Plan are not exercisable prior to vesting and certain triggering events, including the earlier of (i) the filing of an IPO, (ii) a merger transaction other than with a related party, or (iii) July 1, 2005.
      If, prior to the aforementioned triggering events, an option holder’s employment with the Company ceases, all options held, whether vested or unvested, are forfeited automatically upon termination of employment.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
      A summary of the Company’s stock option activity under the Plans is as follows:

	2003		2004		2005

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price per		Price per		Price per
	Number	Option	Number	Option	Number	Option

Options outstanding, beginning of year	13,202,589	$1.90	18,483,649	$2.24	20,101,309	$2.36
Granted	7,430,830	2.83	4,152,394	2.85	4,590,564	4.42
Exercised	—	—	(256,211)	1.56	(314,448)	1.93
Forfeited	(2,149,770)	2.22	(2,278,523)	2.38	(1,507,956)	2.87

Options outstanding end of year	18,483,649	$2.24	20,101,309	$2.36	22,869,469	$2.75

Exercisable at end of year	10,284,566	2.02	14,119,959	$2.23	17,079,337	$2.40

Weighted average fair value of options granted during the year		$1.88		$1.80		$3.01

      The following table summarizes information about stock options outstanding at September 30, 2005:

		Weighted-
		Average
Exercise	Options	Remaining	Options
Price	Outstanding	Contractual Life	Exercisable

$1.50	7,271,111	5.35	7,219,750
2.00	183,116	5.31	163,982
2.63	3,677,356	7.70	2,422,299
2.88	4,766,521	6.94	3,883,879
3.23	162,510	8.50	54,868
3.25	2,008,779	5.21	2,005,858
4.08	3,705,836	8.97	1,215,656
4.97	137,367	8.77	3,045
5.49	731,075	9.49	110,000
5.68	225,798	9.85	—

	22,869,469	6.85	17,079,337

      All stock issued to employees pursuant to the exercise of options granted under the Employee Stock Option Plan are subject to repurchase at the fair market value on the date of repurchase. As of September 30, 2005 there were 3,443,903 shares available for future grant under the Company’s stock option plans.
      Deferred stock-based compensation related to options granted under the SIP is being amortized using the graded method over the vesting period of the stock options. Deferred stock-based compensation related to options granted under the Employee Stock Option plan that vest prior to July 1, 2005 was amortized on a straight-line basis from the date of grant through July 1, 2005. Deferred stock-based compensation related to options granted under the Employee Stock Option plan that vest on or after July 1, 2005 is being amortized using the graded method over the vesting period of the stock options. The Company recorded $202, $252, and $1,570 in stock-based compensation expense for the years ended September 30, 2003, 2004 and September 30,

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
2005, respectively, for stock options with exercise prices below the fair market value of the common stock on the grant date.

(6)	STOCKHOLDERS’ EQUITY

Preferred Stock
      Holders of the Convertible Series A preferred stock have preferential rights over common stockholders to non-cumulative dividends at a rate of $0.63 (8%) per share per annum, when and if declared by the Company’s Board of Directors. The Convertible Series A preferred stockholders have the right to one vote for each share of common stock into which the Convertible Series A preferred stock could be converted and, with respect to that vote, have full voting rights and powers equal to those of the holders of common stock. In the event of liquidation, the holders of the Convertible Series A preferred stock have preferential rights over common stockholders to liquidation payments at the original issue price plus declared but unpaid dividends. The preferred stockholders also have right of participation to purchase a pro rata share of any equity security offering.
      The Convertible Series A preferred stock is convertible into common stock at approximately $7.86 per share at the option of the holder at any time. In the case of a qualifying IPO of the Company’s common stock, the Convertible Series A preferred stock would automatically convert into Class B common stock. Class B common stock would be created only in the case of a qualifying IPO and would have the same rights as existing common shares, with the exception that Class B shares would have three votes per share.
      The approval of holders of a majority of shares of Convertible Series A preferred stock is required before the Company can effect or validate the following actions: (i) any reclassification or recapitalization of its common stock outstanding involving a change in the common stock, or any increase or decrease in the authorized number of shares of preferred stock; and (ii) any increase in the authorized amount of any class of shares or series of equity securities of the Company ranking equal to or senior to the shares of Convertible Series A preferred stock in liquidation preference, voting, or dividends.
      On December 21, 2001 Microsoft, Accenture and the Company entered into a Stock Repurchase Agreement, a Stock Purchase Agreement and a Second Amended and Restated Contribution and Stockholders Agreement. This resulted in the purchase and subsequent retirement by the Company of 26,385,224 shares of Avanade Convertible Series A preferred stock from Microsoft for $100,000.
      On February 14, 2005, Microsoft, Accenture and the Company entered into a Stock Purchase Agreement and the Third Amended and Restated Contribution and Stockholders Agreement. This resulted in Microsoft acquiring 1,136,127 shares of Avanade Convertible Series A Preferred stock in exchange for cancellation of $5,646 of the Company’s note payable to Microsoft (see Note 11). Also as a result of the amendment, Accenture now has the right to purchase substantially all of the remaining outstanding shares of the Company not owned by Accenture at fair market value if certain events occur.

Common Stock
      Holders of Avanade’s common stock are entitled to one vote per share and do not have cumulative voting rights. Each common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which Avanade’s Board of Directors from time to time determines to declare, subject to any preferred dividend rights attaching to any preferred shares. Each common share is entitled on a winding-up of Avanade to be paid a pro rata part of the value of the assets of Avanade remaining after payment of its liabilities, subject to any preferred rights on liquidation attaching to any preferred shares. In the case of a qualifying IPO of the Company’s common stock, the common stock would automatically convert into Class A common stock on a one-for-one basis. Class A common stock would be created only in the case of a qualifying IPO and

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
would have the same rights as existing common shares. Non-employee holders of common shares do not have put rights similar to those of employee holders of common stock.

Common Stock Reserved for Future Issuance
      At September 30, 2005, common stock reserved for future issuance was as follows:

Convertible Series A convertible preferred stock	74,750,903
Upon exercise of outstanding stock options	22,869,469

97,620,372

(7)	INCOME TAXES
      The provision (benefit) for income taxes attributable to continuing operations consisted of the following:

	Year Ended September 30,

	2003	2004	2005

Current:
US federal	$—	$392	$72
US state and local	—	111	80
Foreign	838	8,104	11,827

	838	8,607	11,979

Deferred:
US federal	—	—	—
US state and local	—	—	—
Foreign	—	(919)	291

	—	(919)	291

	$838	$7,688	$12,270

      Income (loss) attributable to continuing operations before income taxes from US and non-US sources is as follows:

	Year Ended September 30,

	2003	2004	2005

US sources	$4,672	$8,888	$19,906
Non-US sources	(5,514)	15,338	23,636

Total	$(842)	$24,226	$43,542

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
      A reconciliation of income tax expense attributable to continuing operations at the US federal statutory income tax rate to the actual income tax expense is as follows:

	Year Ended September 30,

	2003	2004	2005

US federal statutory income tax rate	(35.0)%	35.0%	35.0%
Change in valuation allowance	(231.5)	(4.4)	(14.2)
Effect of foreign operations	209.7	(8.6)	—
Nondeductible expenses	66.3	4.1	4.5
State and local taxes	50.7	3.7	6.0
Tax credits	(6.8)	(3.9)	(2.4)
Dividends from foreign subsidiaries	45.9	4.0	—
Other	0.2	1.8	(0.7)

	99.5%	31.7%	28.2%

      Significant components of Avanade’s deferred tax assets from continuing operations include the following:

	As of September 30,

	2004	2005

Deferred tax assets
Net operating loss carryforwards	$81,821	$73,731
Tax credit carryforwards	1,895	2,945
Property and equipment	1,087	1,116
Intangible assets	383	469
Accrued expenses	2,701	2,172
Deferred revenues	464	550
Other	721	1,542

Total deferred tax assets	89,072	82,525
Less valuation allowance	(88,140)	(81,958)

Net deferred tax assets	$932	$567

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of September 30, 2005, the Company has recognized net deferred tax benefits of $567 due to the anticipated realization of deferred tax assets in the UK, Canada and the Netherlands. A valuation allowance equal to $81,958, as of September 30, 2005 related to continuing operations remains due to the uncertainty of realizing the benefits of the associated assets. The decrease (increase) in the Company’s valuation allowance for continuing operations was $(358), $1,063, and $6,182 for 2003, 2004, and 2005, respectively. The Company has $1,537 of net deferred tax assets and a fully off-setting valuation allowance related to discontinued operations in Hong Kong and China. At September 2004 and 2005, $2,126 of the valuation allowances related to pre-acquisition tax attributes were recorded under purchase accounting, the reversal of which in future years will be allocated first to reduce goodwill and then to reduce other non-current intangible assets of the acquired entity.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
      The Company has provided full valuation allowances on net US deferred tax assets based on its determination that it is more likely than not they will not be fully realized. The Company achieved its first year of profitability in 2003. Continued profitability could lead to a reduction of the net deferred tax asset valuation allowance in future periods. If this occurs it could favorably impact net income in that period.
      At September 30, 2005, the Company had federal net operating loss carryforwards of $139,112 which expire between 2018 and 2022. Federal tax credit carryforwards include research and experimentation credits of $1,421, foreign tax credits of $796 and alternative minimum tax credits of $728. The Company’s ability to utilize $95,340 of its federal net operating loss carryforwards and $790 of its research credit carryforwards is limited due to changes in ownership, as defined in the Internal Revenue Code, which occurred on December 31, 2001 and May 23, 2003. Net operating loss carryforwards associated with ongoing operations in foreign jurisdictions were $66,190 at September 30, 2005. Some of these foreign losses begin to expire in 2009.
      On October 22, 2004 the American Jobs Creation Act (“AJCA”) became law. The AJCA allows a deduction equal to 85 percent of certain foreign earnings that are repatriated as defined in the AJCA. The Company could elect to apply this provision to qualifying earnings repatriations in either the fiscal year ended September 30, 2005 or the fiscal year ending September 30, 2006. The Company evaluated the effects of the repatriation provision for its year ended September 30, 2005. The amounts that the Company could have repatriated in that year ranged from zero to $23,000, and the related range of federal income tax that would have been paid on such repatriated earnings was between zero and $355. The Company decided not to repatriate any earnings under this provision during the year ended September 30, 2005. The Company expects to complete its evaluation of the effects of the repatriation provision by the end of its fiscal year ending September 30, 2006.
      In May 2003, the Company acquired the stock of Gregory A. Sullivan Consultants, Ltd. (GAS). At the time of acquisition, GAS had federal net operating loss carryforwards of $8,452. The Company’s ability to utilize these federal net operating loss carryforwards is limited due to its changes in ownership, as defined by the Internal Revenue Code, which occurred on May 23, 2003. In September 2004, GAS was merged into GA Sullivan LLC, allowing its net operating losses to be utilized against taxable income of Avanade Inc, subject to the limitations due to the May 2003 change in ownership.
      The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign operations that arose in 2005 and prior years. The determination of the deferred tax liability is not practicable. As of September 30, 2005, the undistributed earnings of these subsidiaries were approximately $35,083.

(8)	DISCONTINUED OPERATIONS
      During the year ended September 30, 2004, the Company ceased its operations in North Asia as a result of the Company’s decision to focus its Asia Pacific capital and resources on developing its business in Southeast Asia and Australia. All North Asia employees were terminated and all assets have been sold or abandoned.
      The ceasing of these operations was accounted for as a discontinued operation. At September 30, 2004 and 2005, the Company does not have any material assets or liabilities relating to these operations on the consolidated balance sheet. The Company has reclassified and condensed the results of these discontinued operations in a single line-item in the consolidated statements of operations for all years presented. Cash flows from these operations are included in the consolidated statements of cash flows for the periods presented. No interest expense was allocated to discontinued operations.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
      Summarized operating results of the discontinued operations are as follows

	Year Ended September 30,

	2003	2004	2005

Revenues:
Related parties	$1,302	$3	$—
Other	2,712	1,682	—

	4,014	1,685	—

Operating expenses:
Related parties	34	98	—
Restructuring costs and impairment losses	—	34	—
Other	5,045	3,589	(154)

	5,079	3,721	(154)

Income (loss) from operations	(1,065)	(2,036)	154
Other income (expense)	1	(16)	(12)

Income (loss) before income taxes	(1,064)	(2,052)	142
Provision for income taxes	70	33	2

Income (loss) from discontinued operations	$(1,134)	$(2,085)	$140

(9)	REPORTABLE SEGMENTS
      Operating segments are defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.
      The Company’s chief operating decision maker is the chief executive officer. The Company’s operating segments are managed separately on the basis of geography and each operating segment represents a strategic business unit providing services in its respective geographic area.
      The Company earns all of its revenues from Microsoft enterprise technology consulting services across all segments. From time to time, our geographic business areas work together to sell and implement certain contracts. The resulting revenues and costs from these contracts may be apportioned among the participating areas based on inter-company arrangements that reflect the market value of services. Corporate expenses and eliminations include general corporate expenses, inter-company eliminations and other charges not directly attributable to the segments. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, investments in subsidiaries, intangible assets and inter-company receivables and loans.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
      The reportable operating segments are the three operating areas: Americas, Europe, and Asia Pacific. Segment information regarding the Company’s continuing operations and assets are as follows:

	Year Ended September 30,

	2003	2004	2005

Revenues before reimbursements:
Americas	$100,731	$154,111	$199,791
Europe	53,076	104,272	164,301
Asia Pacific	18,466	21,450	25,707
Corporate and eliminations	238	(2,232)	(2,485)

	$172,511	$277,601	$387,314

Depreciation and amortization:
Americas	$2,509	$3,104	$3,279
Europe	1,679	1,383	1,180
Asia Pacific	1,581	1,216	617
Corporate and eliminations	2,917	2,596	1,732

	$8,686	$8,299	$6,808

Operating income (loss):
Americas	$17,011	$27,208	$31,860
Europe	(4,560)	18,428	31,552
Asia Pacific	(940)	(5,803)	(1,430)
Corporate and eliminations	(12,735)	(14,661)	(15,020)

	$(1,224)	$25,172	$46,962

	As of September 30,

	2004	2005

Assets:
Americas	$78,132	$88,873
Europe	51,700	86,322
Asia Pacific	11,312	14,897
Corporate and eliminations	(3,674)	(9,538)

	$137,470	$180,554

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
      We conduct business in two countries that were individually material to our consolidated revenues before reimbursements within the last three years. Revenues are attributed to countries based on where customer services are supervised. The table below summarizes the distribution of revenues before reimbursements by country:

	Year Ended
	September 30,

	2003	2004	2005

COUNTRY
United States	56%	51%	47%
United Kingdom	12%	21%	22%
All other countries combined	32%	28%	31%

Total percent of revenues before reimbursements	100%	100%	100%

(10)	EMPLOYEE BENEFIT PLAN
      In the United States, the Company has a 401(k) Savings Plan (the “Savings Plan”) in which all employees are eligible to participate. The Savings Plan allows employees to contribute up to 16% of their compensation, subject to the statutory limitations. The Company matches employee contributions up to 3% of each participant’s compensation, subject to statutory limits. The Company’s contributions to the Savings Plan are discretionary as authorized by the board of directors. During the years ended September 30, 2003, 2004 and 2005, $1,624, $1,702, and $2,266, respectively, were charged to expense in cost of services and selling, general and administrative relating to the Savings Plan.
      The Company has a supplemental executive retirement and savings plan (“SERP”) that allows a certain group of management or highly compensated employees to defer up to 100% of their annual compensation. The Company does not make contributions to the plan.
      In Canada, Spain, and the Netherlands, Avanade maintains defined contribution plans in each country which provide matching contributions. During the years ended September 30, 2003, 2004 and 2005, $159, $172, and $574, respectively, were charged to expense in cost of services and selling, general and administrative.
      In the United Kingdom, the Company maintains a defined contribution plan (administered through an intermediary). The Company provides matching contributions up to certain amounts based upon the age of the eligible employee. During the years ended September 30, 2003, 2004 and 2005, $343, $483, and $669 respectively, were charged to expense in cost of services and selling, general and administrative.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)

(11)	RELATED-PARTY BALANCES AND TRANSACTIONS
      The Company’s related-party transactions with Accenture and Microsoft are as follows:

	Year Ended September 30,

	2003	2004	2005

Related-party revenues before reimbursements:
Accenture	$82,289	$155,078	$258,782
Microsoft	24,239	31,187	28,255

	$106,528	$186,265	$287,037

Related-party reimbursements:
Accenture	$5,925	$8,864	$14,406
Microsoft	2,210	3,519	3,658

	$8,135	$12,383	$18,064

Related-party expenses:
Accenture	$3,169	$8,833	$16,076
Microsoft	2,690	3,365	2,999

	$5,859	$12,198	$19,075

Related-party revenue included in discontinued operations:
Accenture	$1,287	$12	$—
Microsoft	15	(9)	—

	$1,302	$3	$—

Related-party expenses included in discontinued operations:
Accenture	$—	$86	$—
Microsoft	34	12	—

	$34	$98	$—

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
      The Company’s related-party balances with Accenture and Microsoft are as follows:

	As of September 30,

	2004	2005

Due from related parties:
Accenture	$33,770	$38,297
Microsoft	7,091	5,136

	$40,861	$43,433

Unbilled services to related parties:
Accenture	$23,520	$17,064
Microsoft	3,071	1,566

	$26,591	$18,630

Notes payable to related parties:
Current portion of Microsoft note(1)	$10,343	—
Accenture line of credit(2)	5,028	—

	$15,371	—

Due to related parties:
Accenture	$2,650	$6,357
Microsoft	482	297

	$3,132	$6,654

Deferred revenue:
Accenture	$678	$1,141
Microsoft	1,305	661

	$1,983	$1,802

(1)	The Microsoft Note was a $10,500 non-interest bearing loan that was assumed as a part of the Company’s acquisition of Gregory A. Sullivan Consultants, Ltd. (“GAS”) (See Note 13). The Company ascribed an interest rate of 4% to the Microsoft Note which was initially recorded as a discount and was accreted over the life of the Microsoft Note using the effective interest rate method. The unamortized discount was $157 and $0 as of September 30, 2004 and 2005, respectively. This debt had been unconditionally guaranteed by Accenture and the Company recorded an additional amount of interest expense that represents the fair value of the Accenture guarantee as a capital contribution. Total noncash interest expense recorded by the Company on the Microsoft Note for the years ended September 30, 2003, 2004 and 2005 was $141, $841 and $320, respectively. The Microsoft Note was repaid in February 2005 for $4,853 in cash and the issuance of 1,136,127 shares of Convertible Series A preferred stock.

(2)	During the year ended September 30, 2004, the Company borrowed $5,000 under a line of credit with Accenture (“Line of Credit”). The Line of Credit has no specified due date and has an interest rate of LIBOR plus 0.15%. Additionally, the Company has recorded, as a noncash capital contribution from Accenture, an amount that represents the difference between a market rate of interest and the interest rate charged by Accenture. The Company recorded interest expense totaling $135 and $234 associated with the Line of Credit for the year ended September 30, 2004 and 2005, respectively. As of

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)

September 30, 2004, the weighted average interest rate was 1.49% exclusive of the non-cash capital contribution. The Company repaid the balance of the Line of Credit in April 2005.
      The Company subleases its Seattle, Washington, office space from Microsoft under an agreement that terminates in February 2009. The Company subleases its San Francisco, Chicago, Germany, Australia, Malaysia, and Canada office space from Accenture on a month-to-month basis. Rent charged by Accenture varies each month with the amount of space occupied by the Company. Rent incurred on leases with related parties approximates market rates for similar leases.
      Related party expenses include $2,799, $8,164, and $15,785 for the years ended September 30, 2003, 2004, 2005, respectively, for subcontracting for professional services expenses incurred with Accenture and Microsoft.
      The Company received $1,000 in funding from Accenture to develop and enhance a set of intellectual assets during the year ended September 30, 2003. The Company has recorded this funding in related party revenues in accordance with SFAS No. 68, “Research and Development Arrangements”.

(12)	COMMITMENTS AND CONTINGENCIES

Operating Leases
      The Company leases facilities and certain equipment in each of its operating locations under noncancelable operating leases with terms ranging from one to fourteen years. The aggregate minimum annual lease payments under leases in effect on September 30, 2005, including leases with related parties, are as follows:

Year ending September 30,	Office Space	Equipment

2006	$5,552	$113
2007	4,046	85
2008	3,677	33
2009	2,455	22
2010	1,425	—
Thereafter	4,313	—

	$21,468	$253

      Rental expense totaled $8,057, $7,577 and $7,864 for the years ended September 30, 2003, 2004, and 2005, respectively.
      As a matter of course, the Company is subject to regular audits by various taxing authorities for non-income tax matters. Such audits can result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. As of September 30, 2004 and 2005, the Company had accrued liabilities of $500 and $680, respectively, for such matters.

Guarantees
      The Company has various agreements by which it may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification provisions are included in contracts arising in the normal course of business under which the Company customarily agrees to hold the indemnified party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights. Payments by the Company under such indemnification clauses are generally conditioned on the other party making a claim. Such claims are generally subject to challenge by the Company and dispute resolution procedures specified in the particular contract. Furthermore,

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)
the Company’s obligations under these arrangements may be limited in terms of time and/or amount and, in some instances, the Company may have recourse against third parties for certain payments made by it. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the Company’s obligations and the unique facts of each particular agreement. Historically, the Company has not made any payments under these agreements that have been material individually or in the aggregate. As of September 30, 2005, the Company was not aware of any obligations under such indemnification agreements that would require material payments.

(13)	BUSINESS COMBINATIONS
      On May 23, 2003, the Company acquired 100% of the outstanding common shares of GAS, a St. Louis, Missouri based consulting firm with offices in the Midwestern United States, from Gregory A. Sullivan for a final purchase price of $3,938. The results of GAS’s operations have been included in the consolidated financial statements since that date. GAS provides services focused on the design, development, integration and deployment of business solutions on the Microsoft enterprise platform. As a result of the acquisition, the Company expects to provide more consulting services in the mid-western United States and to reduce regional operating costs through economies of scale.
      The following table summarizes the estimated fair value of the assets acquired and liabilities assumed:

Current assets	$2,521
Property and equipment	1,415
Intangible assets	4,100
Goodwill	9,267
Other	37

Total assets acquired	17,340

Current liabilities	(3,449)
Long-term debt payable to Microsoft	(9,798)
Other long-term debt	(155)

Total liabilities assumed	(13,402)

Net assets acquired	$3,938

Acquired Intangible Assets

		Weighted-
	Gross	Average
	Carrying	Amortization
	Amount	Period

Amortizing intangible assets:
Customer relationships	$1,900	4.0 years
Software	1,000	4.0 years
Microsoft Gold Partner Status	800	2.0 years
Other	400	3.5 years

	$4,100	3.6 years

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)

Pro Forma Presentation (Unaudited)
      The following table presents unaudited pro forma results of operations as if the acquisition of GAS had occurred at the beginning of the year ended September 30, 2003. The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of the period presented, nor is it necessarily indicative of future results.

Year Ended
September 30, 2003

Revenues	$206,369
Net loss	$(5,414)

Other
      On February 28, 2005, the Company acquired a US Microsoft Business Solutions Axapta consulting business for $4,614, net of cash acquired. The Company recorded $2,708 of goodwill and $1,380 of other intangible assets associated with the acquisition. The acquisition would not have significantly impacted pro forma results.

(14)	GOODWILL AND INTANGIBLE ASSETS

Goodwill
      The changes in the carrying amount of goodwill by reportable segment are as follows:

	Americas	Europe	Asia Pacific	Total

Balance at September 30, 2002	$—	$—	$—	$—
Additions	9,282	—	292	9,574

Balance at September 30, 2003	9,282	—	292	9,574
Additions/ Adjustments	(15)	—	15	—
Impairment loss	—	—	(307)	(307)

Balance at September 30, 2004	9,267	—	—	9,267
Additions	2,708	—	—	2,708

Balance at September 30, 2005	$11,975	$—	$—	$11,975

      During the year ending September 30, 2004, the Company recorded a $307 noncash charge included in restructuring and impairment costs (benefits) related to an impairment of goodwill associated with its Asia Pacific operations.

AVANADE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share amounts or as otherwise disclosed)

Intangible Assets
      The Company’s other intangible assets, net consist of the following:

	Customer		Microsoft Gold
	Relationship	Software	Partner Status	Other	Total

September 30, 2003
Gross Carrying Amount	$1,900	$1,000	$800	$451	$4,151
Accumulated Amortization	(170)	(92)	(143)	(49)	(454)

	$1,730	$908	$657	$402	$3,697

September 30, 2004
Gross Carrying Amount	$1,900	$1,000	$800	$451	$4,151
Accumulated Amortization	(645)	(341)	(542)	(172)	(1,700)

	$1,255	$659	$258	$279	$2,451

September 30, 2005
Gross Carrying Amount	$3,000	$1,000	$800	$731	$5,531
Accumulated Amortization	(1,294)	(590)	(800)	(407)	(3,091)

	$1,706	$410	$—	$324	$2,440

      Aggregate amortization expense for amortizable intangible assets for the years ended September 30, 2003, 2004 and 2005 was $451, $1,246 and $1,391, respectively. Estimated amortization expense for the next five fiscal years is: $1,158 in 2006, $732 in 2007, $233 in 2008, $203 in 2009, and $86 in 2010.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
      None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS
      (a) See Item 13 above.
      (b) The exhibits required by this item are listed in the Exhibit Index which immediately precedes the exhibits filed with this registration statement.

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AVANADE INC.

/s/ Dennis Knapp

Dennis Knapp, Chief Financial Officer
(Principal Financial and Accounting Officer)
Date:     January 20, 2006

EXHIBIT INDEX

Exhibit
Number	Description of Document

3.1	Restated Articles of Incorporation

3.2	Amended and Restated Bylaws

4.1	Form of Employee Stockholders Agreement, dated as of August 4, 2000, by and among Avanade, Accenture, Microsoft and those parties listed on Attachment A thereunder

4.2	Employee Stock Option Plan, as amended and restated on May 13, 2004

4.3	Investment Representation Statement

4.4	2000 Stock Incentive Plan, as amended and restated on May 13, 2004

4.5	Third Amended and Restated Contribution and Stockholders Agreement among Accenture LLP, Accenture Ltd., Accenture International SARL, Microsoft Corporation and Avanade Inc., dated February 14, 2005

4.6	Stock Repurchase Agreement between Microsoft Corporation, Microsoft AVN Holdings, Inc. and Avanade Inc., dated as of December 21, 2001

4.7	Stock Purchase Agreement between Microsoft Corporation, Microsoft AVN Holdings, Inc. and Accenture Ltd., dated as of December 21, 2001

4.8	Stock Purchase Agreement between Microsoft Corporation and Avanade Inc., dated as of February 14, 2005

4.9	Early Exercise Notice and Stock Purchase Agreement

10.1	Employment Agreement, dated as of August 4, 2000, between Avanade and Mitchell C. Hill

10.2	Employment Agreement, dated as of November 9, 2001, between Avanade and Howard Kilman

10.3	Employment Agreement, dated as of August 4, 2000, between Avanade and Ashish Kumar

10.4	Employment Agreement, dated as of March 5, 2001, between Avanade and Adam Warby

10.5	Employment Agreement, dated May 10, 2002, between Avanade UK and Andrew White

10.6	Avanade Form of Financial Protection Policy

10.7	Avanade Form of Business Protection Agreement

21.1	List of Avanade’s Subsidiaries